   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 10, 1994

                                                  REGISTRATION NO. 33-53891

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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                --------------

                            AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                --------------

                             UNITED AIR LINES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

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       DELAWARE                                           36-2675206
                                                       (I.R.S. EMPLOYER
   (STATE OR OTHER                                  IDENTIFICATION NUMBER)
   JURISDICTION OF
   INCORPORATION OR
    ORGANIZATION)

                            1200 EAST ALGONQUIN ROAD
                       ELK GROVE TOWNSHIP, ILLINOIS 60007
                                 (708) 952-4000

       (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
               CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)


                                 Copies to:                  Copies to:
  LAWRENCE M. NAGIN,        PETER ALLAN ATKINS,        ROHAN S. WEERASINGHE,
         ESQ.                       ESQ.                        ESQ.
   UAL CORPORATION           THOMAS H. KENNEDY,         SHEARMAN & STERLING
    P.O. BOX 66100                  ESQ.                599 LEXINGTON AVENUE
  CHICAGO, ILLINOIS        ERIC L. COCHRAN, ESQ.         NEW YORK, NEW YORK
        60666              SKADDEN, ARPS, SLATE,               10022
    (708) 952-4000             MEAGHER & FLOM
   (NAME, ADDRESS,            919 THIRD AVENUE
 INCLUDING ZIP CODE,         NEW YORK, NEW YORK
AND TELEPHONE NUMBER,              10022
 INCLUDING AREA CODE,
OF AGENT FOR SERVICE)

                                --------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If the only securities being registered in this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

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  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


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                           SUBJECT TO COMPLETION

           PRELIMINARY PROSPECTUS SUPPLEMENT DATED JUNE 10, 1994
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS SUBJECT TO + +COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO + +BUY BE ACCEPTED PRIOR TO THE TIME A FINAL PROSPECTUS SUPPLEMENT IS DELIVERED. +
+THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SHALL NOT          +
+CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL  +
+THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER,       +
+SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION +
+UNDER THE SECURITIES LAWS OF ANY SUCH STATE.                                  +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 10, 1994)
                                  $765,000,000

                           LOGO OF AMERICAN AIRLINES

                $382,500,000 OF   % SERIES A DEBENTURES DUE 2004
                $382,500,000 OF   % SERIES B DEBENTURES DUE 2014

                                  -----------

                     INTEREST PAYABLE      , AND

                                  -----------

  Interest on the   % Series A Debentures due 2004 (the "Series A Debentures")
and the   % Series B Debentures due 2014 (the "Series B Debentures" and,
together with the Series A Debentures, the "Debentures") of United Air Lines,
Inc. ("United") will be payable semi-annually in arrears on     and     of each
year, commencing     , 1994. The Series A Debentures will mature on    , 2004,
and the Series B Debentures will mature on    , 2014. The Debentures may not be
redeemed prior to maturity and are not subject to any sinking fund.

  Concurrently with the offering of the Debentures (the "United Series A Debenture Offering" and the "United Series B Debenture Offering" and, collectively, the "United Debt Offerings"), UAL Corporation (the "Company"), United's corporate parent, is offering to sell (the "UAL Preferred Offering" and, together with the United Debt Offerings, the "Offerings") 30,600,000 depositary shares (the "Depositary Shares"), each representing an interest in $25 liquidation preference of the Company's % Series B Preferred Stock ( the "Series B Preferred Stock"). The proceeds of the Offerings will be used to fund a portion of the cash payment to be made to the holders of common stock of the Company in connection with the proposed recapitalization of the Company (the "Recapitalization"). Each of the Offerings is conditioned on, and subject to, the consummation of the Recapitalization, which is, in turn, subject to the vote of the Company's stockholders and to certain other conditions. See "The Recapitalization" in the accompanying Prospectus.

  After giving pro forma effect to the Recapitalization as if it had occurred on March 31, 1994, United would have had outstanding as of such date, including the Debentures, approximately $3.5 billion aggregate principal amount of indebtedness ranking pari passu with the Debentures offered hereby, of which approximately $1.7 billion would have been secured.

  The Debentures have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

  FOR CERTAIN FACTORS THAT SHOULD BE CONSIDERED BEFORE INVESTING IN THE DEBENTURES, SEE "CERTAIN RISK FACTORS" IN THE ACCOMPANYING PROSPECTUS.
                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
    PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THE  PROSPECTUS  OR  THIS
     PROSPECTUS  SUPPLEMENT.  ANY  REPRESENTATION  TO  THE  CONTRARY  IS  A
      CRIMINAL OFFENSE.
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                                              PRICE TO  UNDERWRITING PROCEEDS TO
                                              PUBLIC(1) DISCOUNT(2)   UNITED(3)
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Per Series A Debenture......................        %          %           %
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Total.......................................    $          $            $
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Per Series B Debenture......................       %           %           %
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Total.......................................    $          $            $

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(1) Plus accrued interest, if any, from        , 1994.
(2) United has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by United estimated at $    .

                                  -----------
  The Debentures are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters, consummation of the Recapitalization and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offers and reject orders in whole or in part. It is expected that delivery of the Debentures will be made in New
York, New York on or about     , 1994.
                                  -----------
MERRILL LYNCH & CO.
             CS FIRST BOSTON
                         GOLDMAN, SACHS & CO.
                                                            SALOMON BROTHERS INC


                                  -----------

           The date of this Prospectus Supplement is     , 1994.

                         [INSERT AIRPLANE PICTURE]

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES AT LEVELS ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                     [INSERT INTERNATIONAL ROUTE MAP]

                     [INSERT INTERNATIONAL ROUTE MAP]

                                  SUMMARY

  The following summary should be read in conjunction with the information appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus and is qualified in its entirety by reference thereto.

                          UNITED AND THE COMPANY

  United is one of the largest airlines in the world as measured by operating revenues, revenue passengers and revenue passenger miles flown. At December 31, 1993, United served 159 airports in 33 countries with a fleet of 544 jet aircraft. United has domestic hubs at Chicago's O'Hare Airport, Denver, San Francisco and Washington's Dulles Airport. United has a substantial presence in the Atlantic, the Pacific and the Latin American markets with hubs at London's Heathrow Airport and Tokyo's Narita Airport. United also conducts significant cargo operations along its route system. United is wholly-owned by UAL Corporation and is the Company's principal subsidiary.

                              THE RECAPITALIZATION

  Under an Amended and Restated Agreement and Plan of Recapitalization, dated as of March 25, 1994 (the "Plan of Recapitalization"), among the Company, the Air Line Pilots Association, International ("ALPA"), the union representing the pilots employed by United, and the International Association of Machinists and Aerospace Workers (the "IAM" and, together with ALPA, the "Unions"), the union representing the mechanics, related employees, ramp and stores employees, food service employees, dispatchers and security officers employed by United, the Company has agreed to provide the employees represented by the Unions, as well as United's salaried and management employees, with a majority equity interest in the Company in exchange for wage concessions and work-rule changes. This transaction will occur in connection with a recapitalization of the common stock of the Company. Such transactions are referred to collectively herein as the "Recapitalization."

  In recent years, the Company has noted a fundamental shift in consumer behavior, with an increased focus on the price/value relationship. Travel preference has continued to shift to low-cost travel as provided by carriers such as Southwest Airlines Co. ("Southwest"). The Company believed that this trend was long-term and would continue even if the weak economic conditions of the early 1990s improved. The Company determined that its ability to be competitive in such an environment required a substantial reduction of its operating costs. As a result of considering the various alternatives presented to the Company's Board of Directors over the past several years and realizing that, in order to achieve a long-term cost reduction program, the employees of the Company must be involved in any major restructuring of the Company, the Company's management concluded that long-term stockholder value would be maximized through the proposed Recapitalization.

  In the Recapitalization, employee stock ownership plans (the "ESOPs") will be created to provide United employees represented by the Unions and United's salaried and management employees with a common equity interest in the Company of approximately 55% (determined on the basis described in the Plan of Recapitalization) in exchange for wage concessions and work-rule changes. The employee interest may increase to up to approximately 63%, depending on the average market value of the Company's common stock during the year after the Recapitalization closes. The current stockholders of the Company will receive the remaining approximately 45% of the common equity of the Company and, if the Offerings are consummated, cash for their shares in the Recapitalization. The work-rule changes effected by the Recapitalization also permit the Company to create, and, if the Recapitalization is consummated, the Company expects to establish, a new low-cost, short-haul "airline-within-an-airline," referred to as "U2," to compete in domestic markets. This short-haul operation, in combination with the wage and work-rule concessions, is expected to increase the Company's operating earnings and cash flow from operating activities.

  The consummation of the Plan of Recapitalization is expected to result in significant cost savings for the Company through employee investments made by ALPA, the IAM and United's salaried and management employees. The basic features of the employee investments to be implemented by amendments to ALPA's and the IAM's respective collective bargaining agreements with the Company and the establishment of a salaried and management employees cost reduction program consist of reductions in wage rates (to be partially offset by a potential wage increase in the fourth and fifth years following the Recapitalization under an arbitrated settlement based on the Company's profitability, industry wage trends and wages at specified comparable carriers), elimination of a five percent pay raise for IAM employees previously scheduled for May 1, 1994, elimination of pay raises during the first three years following the Recapitalization (other than existing seniority and promotion increases) and work-rule and policy changes specific to each employee group that are expected to improve productivity and competitiveness.

  ALPA's investment will continue for five years, nine months with an additional investment applicable solely to those pilots in the U2 operation that will remain in force for 12 years. In addition to the basic investments outlined above, ALPA has agreed to a reduction in the Company's contribution to its retirement plan. The IAM's investment will remain in force for six years and the work-rule changes agreed to by the IAM include giving the Company the ability to outsource up to 20% of maintenance work. The investment by the salaried and management employees, to remain in force for five years, nine months, also includes a reduction in force of 127 management positions and work-rule changes relating to, among other things, reductions in (i) medical, vacation and leave benefits, (ii) reimbursement for certain management relocations and (iii) salary guarantees for part-time employees. See "Certain Risk Factors--Uncertainty of Cost Savings and Productivity Improvements" in the accompanying Prospectus.

  The Recapitalization also contemplates a restructuring of the corporate governance of the Company. Following the consummation of the Recapitalization, the ESOPs will hold more than 50% of the voting power of the Company's capital stock and such majority voting power will be preserved so long as such ESOPs and any other employee benefit plans approved by the Company or any of its subsidiaries hold more than 20% of the common equity of the Company which event is referred to herein as the Sunset (as defined in the accompanying Prospectus). In addition, subject to the rights of holders of preferred stock, including the Series A Preferred Stock (as defined below) and the Series B Preferred Stock to elect a total of two directors in the event of certain dividend arrearages, following the Recapitalization the Board of Directors of the Company will consist of 12 directors, who will include (i) five directors (including the Chief Executive Officer and another senior executive officer of the Company) elected by the public holders of the new common stock issued in the Recapitalization ("New Shares"), (ii) three directors elected by employees of United, one each by ALPA, the IAM and representatives of the salaried and management employees and (iii) four independent directors. Following the Recapitalization, the Company's certificate of incorporation will contain provisions that may prevent the Company from acting on certain matters without the consent of one or both members of the Board elected by ALPA and the IAM or a 75% vote of the Company's voting stock.

  The consummation of the Recapitalization is subject to the affirmative vote of the holders of a majority of the Company's current common stock ("Old Shares") outstanding on June 9, 1994, and to certain other conditions. A meeting of the holders of the Old Shares to vote on the Plan of Recapitalization and related matters (the "Meeting") has been scheduled for July 12, 1994. Each of the Offerings is conditioned on, and subject to, the consummation of the Recapitalization. It is contemplated that the Recapitalization and the Offerings will be consummated simultaneously, as promptly as practical following the approval of the Plan of Recapitalization and related matters at the Meeting. The date and time when the Recapitalization is consummated is referred to herein as the "Effective Time."

  See "Recapitalization" in the accompanying Prospectus.

                               THE OFFERING

Securities Offered..........  $382,500,000 principal amount of  % Series A
                              Debentures due 2004 and $382,500,000 principal amount of % Series B Debentures due 2014.

Maturity Date...............  The Series A Debentures will mature on     ,
                              2004, and the Series B Debentures will mature on
                                   , 2014.

Interest Payment Dates......        and      , commencing      , 1994.

Redemption and Sinking Fund
 Provisions.................
                              None.

Ranking.....................
                              The Debentures will be senior, unsecured obligations of United, ranking pari passu with all existing and future senior indebtedness of United and senior to subordinated indebtedness. After giving pro forma effect to the Recapitalization as if it had occurred on March 31, 1994, United would have had outstanding as of such date, including the Debentures, approximately $3.5 billion aggregate principal amount of indebtedness that will rank pari passu with the Debentures offered hereby, of which approximately $1.7 billion was secured. The Indenture pursuant to which the Debentures will be issued does not limit the right of United to incur additional senior indebtedness that may rank pari passu with the Debentures.

Use of Proceeds.............  The proceeds of the Offerings will be used to fund a portion of the cash payment to be made to the holders of the Old Shares in connection with the Recapitalization.

Certain Risk Factors........
                              For a discussion of certain factors that should be considered in evaluating an investment in the Debentures, see "Certain Risk Factors" in the accompanying Prospectus.

Listing................       The Debentures have been approved for listing on
                              the New York Stock Exchange subject to official notice of issuance.

                           DESCRIPTION OF SECURITIES

  The Series A Debentures and the Series B Debentures will be issued under an Indenture dated as of July 1, 1991 between United, as issuer, and The Bank of New York, as Trustee (the "Indenture Trustee") and an officers' certificate that sets forth certain terms of the Debentures (collectively, the "Indenture"). Copies of the Indenture and the related documentation have been filed as an exhibit to the Registration Statement of which the accompanying Prospectus is a part and are incorporated herein by reference. The summary of terms of the Debentures contained in this Prospectus does not purport to be complete. Where the summaries do not make a distinction between the Series A Debentures and the Series B Debentures, such summaries refer to either series. Whenever particular Sections or defined terms of the Indenture are referred to herein, such sections or defined terms are incorporated herein by reference.

 General

  The Debentures will be issued only in fully registered form, without coupons, in denominations of $1,000 principal amount and integral multiples thereof. The Debentures will bear interest at the rates shown on the cover of this prospectus. The Debentures have been approved for listing on the New York Stock Exchange subject to official notice of issuance.

  Interest on the Debentures will be paid semi-annually on each        and
      beginning in      , 1994 to holders of record on the record date for such
payment on      and      , respectively, at the rates shown on the cover of
this Prospectus. The Series A Debentures will mature on , 2004. The Series B Debentures will mature on , 2014. The Debentures will bear interest from
      , 1994 or the most recent interest payment date from which interest has been paid.

  This Indenture does not contain any covenants or provisions that provide protection to the holders of Debentures in the event of a highly leveraged transaction or a change of control.

  The Debentures will be unsecured and unsubordinated obligations of United and will rank on a parity with all other unsecured and unsubordinated indebtedness of United. As of March 31, 1994, United had outstanding approximately $2.7 billion aggregate principal amount of indebtedness that will rank pari passu with the Debentures offered hereby, of which approximately $1.7 billion was secured and approximately $1.0 billion was unsecured. The Indenture does not limit the right of United to incur additional senior indebtedness, that may rank pari passu with the Debentures. As of March 31, 1994, United had outstanding approximately $3.6 billion principal amount of indebtedness and capital lease obligations.

 Redemption

  The Debentures will not be subject to any sinking fund or other obligation of United to redeem or retire the Debentures. The Debentures may not be called for redemption prior to their respective final stated maturities. The Plan of Recapitalization provides that if either or both series of Debentures are issued other than pursuant to the United Debt Offerings, such series of Debentures may be made redeemable at the option of United prior to their respective final stated maturities if the Unions so request not less than seven days prior to the Announcement Date.

 Payment, Registration, Transfer and Exchange

  Payments in respect of the Debentures will be made at the office or agency of United maintained for that purpose as United may designate from time to time, except that, at the option of United, interest payments, if any, on the Debentures may be made by checks mailed by the Indenture Trustee to the holders of Debentures entitled thereto at their registered addresses. (Sections 3.7(a) and 9.2 of the Indenture.) Payment of any installment of interest on the Debentures will be made to the persons in whose names such Debentures are registered at the close of business on the regular record date for such interest. (Sections 3.7(a) of the Indenture.)

  Debentures will be transferable or exchangeable at the agency of United maintained for such purpose as designated by United from time to time. (Sections 3.5 and 9.2 of the Indenture.) Debentures may be transferred or exchanged without service charge, other than any tax or other governmental charge imposed in connection therewith. (Section 3.5 of the Indenture.)

 Consolidation, Merger or Sale by United

  The Indenture provides that United may merge or consolidate with or into any other corporation or sell, convey, transfer or otherwise dispose of all or substantially all of its assets to any person, firm or corporation, if (i)(a) in the case of a merger or consolidation, United is the surviving corporation or (b) in the case of a merger or consolidation where United is not the surviving corporation and in the case of such a sale, conveyance or other disposition, the successor or acquiring corporation is a corporation organized and existing under the laws of the United States of America or a State thereof and such corporation expressly assumes by supplemental indenture all the obligations of United under the Debentures and the Indenture, (ii) immediately after giving effect to such merger or consolidation, or such sale, conveyance, transfer or other disposition, no Default or Event of Default has occurred and is continuing and (iii) certain other conditions are met. In the event a successor corporation assumes the obligations of United, such successor corporation will succeed to and be substituted for United under the Indenture and under the Debentures and all obligations of United will terminate. (Section
7.1 of the Indenture.)

 Events of Default, Notice and Certain Rights on Default

  The Indenture provides that, if an Event of Default occurs with respect to the Debentures of either series and is continuing, the Indenture Trustee for such series or the holders of at least 25% in aggregate principal amount of all of the outstanding Debentures of that series, by written notice to United (and to the Indenture Trustee for such series, if notice is given by such holders of Debentures), may declare the principal of all the Debentures of that series to be due and payable. (Section 5.2 of the Indenture.)

  Events of Default with respect to Debentures of either series are defined in the Indenture as being: (i) default for 30 days in payment of interest on any Debentures of that series when due, (ii) default for 10 days in payment of principal, premium, if any, at its maturity or on redemption or otherwise, of any Debentures of that series when due, (iii) default for 60 days after notice to United by the Indenture Trustee for such series, or to United and the Indenture Trustee by the holders of at least 25% in aggregate principal amount of the Debentures of such series then outstanding, in the performance of any other agreement in the Debentures of that series, in the Indenture or in any supplemental indenture, (iv) default resulting in acceleration of other indebtedness of United for borrowed money where the aggregate principal amount so accelerated exceeds $100 million and such acceleration is not rescinded or annulled within 10 days after the written notice thereof to United by the Indenture Trustee or to United and the Indenture Trustee by the holders of at least 25% in aggregate principal amount of the Debentures of such series then outstanding, provided that such Event of Default will be cured or waived if the default that resulted in the acceleration of such other indebtedness is cured or waived, and (v) certain events of bankruptcy, insolvency or reorganization of United. (Section 5.1 of the Indenture.)

  An Event of Default under the Indenture with respect to the Debentures could cause an event of default with respect to certain other existing indebtedness of United, as described below. A payment default with respect to the Debentures that continues to exist after the termination of grace periods and waivers would cause an event of default under six financing leases covering six aircraft if the Event of Default under the Indenture would have a material adverse effect on the financial condition of United. An event of default would also occur under these six financing leases and two other financing leases covering four aircraft if the maturity of the Debentures was accelerated as a result of an Event of Default and if such acceleration would have a material adverse effect on the financial condition of United. An event of default would occur under a ninth financing lease covering twenty-five aircraft if the maturity of the Debentures was accelerated as a result of a payment default under the Indenture or if the maturity of 80% of all of United's senior funded indebtedness were accelerated as a result of any other default under the Indenture. If an Event of Default occurred under the Indenture and the maturity of more than $100 million principal amount of the Debentures was accelerated and not rescinded within specified grace periods, an event of default would occur under $1.0 billion principal amount of United's indebtedness and, in addition, United would not be able to make new borrowings under its commercial paper facility. There can be no assurance that United will not grant a cross-default remedy to one or more of its creditors in the future.

  The Indenture provides that the Indenture Trustee for either series of Debentures will, within 90 days after the occurrence of a Default with respect to Debentures of that series, give to the holder of the Debentures of that series notice of all uncured Defaults known to it; provided that, except in the case of default in payment on the Debentures of that series, the Indenture Trustee may withhold the notice if and so long as a committee of its responsible officers in good faith determines that withholding such notice is in the interest of the holders of the Debentures of that series. (Section 6.6 of the Indenture.) "Default" means any event that is, or, after notice or passage of time or both, would be, an Event of Default. (Section 1.1 of the Indenture.)

  The Indenture provides that the holders of a majority in aggregate principal amount of the Debentures of each series affected (with each such series voting as a class) may direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee for such series or exercising any trust or power conferred on such Indenture Trustee. (Section 5.8 of the Indenture.)

  The Indenture includes a covenant that United will file annually with the Indenture Trustee a certificate as to United's compliance with all conditions and covenants of the Indenture. (Section 9.7 of the Indenture.)

  The holders of a majority in aggregate principal amount of either series of Debentures by notice to the Indenture Trustee for such series may waive, on behalf of the holders of all Debentures of such series, any past Default or Event of Default with respect to that series and its consequences except a Default or Event of Default in the payment of the principal of, premium, if any, or interest on any Debenture and certain other defaults. (Section 5.7 of the Indenture.)

 Modification of the Indenture

  The Indenture contains provisions permitting United and the Indenture Trustee to enter into one or more supplemental indentures without the consent of the holders of any of the Debentures (i) to evidence the succession of another corporation to United and the assumption of the covenants of United by a successor to United, (ii) to add to the covenants of United for the benefit of either series of Debentures or surrender any right or power of United, (iii) to add additional Events of Default with respect to any series, (iv) to secure the Debentures, (v) to evidence and provide for successor Indenture Trustees, (vi) to correct or supplement any inconsistent provisions or to make any other provisions with respect to matters or questions arising under the Indenture, provided that such action does not adversely affect the interests of any holder of Debentures of any series issued under the Indenture, or (vii) to cure any ambiguity or correct any mistake. (Section 8.1 of the Indenture.)

  The Indenture also contains provisions permitting United and the Indenture Trustee, with the consent of the holders of a majority in aggregate principal amount of the outstanding Debentures of each series affected by a supplemental indenture, to execute such supplemental indenture to add any provisions to or to change or to eliminate any of the provisions of the Indenture or any supplemental indenture or to modify the rights of the holders of Debentures of such series, except that no such supplemental indenture may, without the consent of the holder of each Debenture so affected, (i) change the time for payment of principal or interest on any Debenture, (ii) reduce the principal of, or any installment of interest on, any Debenture, (iii) reduce the amount of premium, if any, payable upon the redemption of any Debenture, (iv) change the coin or currency in which any Debenture or any premium or interest thereon is payable, (v) impair the right to institute suit for the enforcement of any payment on or with respect to any Debenture, (vi) reduce the percentage in principal amount of the outstanding Debentures of any series the consent of whose holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, (vii) change the obligation of United to maintain an office or agency in the places and for the purposes specified in the Indenture or (viii) modify the provisions relating to waiver of certain defaults or any of the foregoing provisions. (Section 8.2 of the Indenture.)

 Defeasance and Covenant Defeasance

  United may elect either (i) to defease and be discharged from any and all obligations with respect to the Debentures of any series (except as described below) ("defeasance") or (ii) to be released from its obligations with respect to certain covenants applicable to the Debentures of any series ("covenant defeasance"), upon the deposit with the Indenture Trustee for such series (or other qualifying trustee), in trust for such purpose, of money and/or Government Obligations (as defined below) that through the payment of principal and interest in accordance with their terms will provide money in the amount sufficient to pay the principal of, premium, if any, and interest on such Debentures to their respective final stated maturity or redemption, as the case may be. Upon the occurrence of a defeasance, United will be deemed to have paid and discharged the entire indebtedness represented by such Debentures and to have satisfied all of its other obligations under such Debentures (except for (i) the rights of holders of such Debentures to receive, solely from the trust funds deposited to defease such Debentures, payments in respect of the principal of, premium, if any, and interest on such Debentures when such payments are due and (ii) certain other obligations as provided in the Indenture). Upon the occurrence of a covenant defeasance, United will be released only from its obligations to comply with certain covenants contained in the Indenture relating to such Debentures, will continue to be obligated in all other respects under such Debentures and will continue to be contingently liable with respect to the payment of principal, premium, if any, and interest with respect to such Debentures.

  The conditions to both defeasance and covenant defeasance are as follows: (i) such defeasance or covenant defeasance must not result in a breach or violation of, or constitute a Default or Event of Default under, the Indenture, or result in a breach or violation of, or constitute a default under, any other material agreement or instrument of United, (ii) certain bankruptcy related Defaults or Events of Default with respect to United must not have occurred and be continuing during the period commencing on the date of the deposit of the trust funds to defease such Debentures and ending on the 91st day after such date,
(iii) United must deliver to the Indenture Trustee an Opinion of Counsel to the effect that the holders of such Debentures will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at all the same times as would have been the case if such defeasance or covenant defeasance had not occurred (such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the IRS or a change in applicable Federal income tax law occurring after the date of the Indenture) and (iv) United must deliver to the Indenture Trustee an Officers' Certificate and an Opinion of Counsel with respect to compliance with the conditions precedent to such defeasance or covenant defeasance and with respect to certain registration requirements under the Investment Company Act of 1940, as amended. (Article 4 of the Indenture.) The Indenture requires that a nationally recognized firm of independent public accountants deliver to the Indenture Trustee a written certification as to the sufficiency of the trust funds deposited for the defeasance or covenant defeasance of such Debentures. The Indenture does not provide the holders of such Debentures with recourse against such firm. In the event that Government Obligations deposited with the Indenture Trustee for the defeasance of such Debentures decrease in value or default subsequent to their being deposited, United will have no further obligation, and the holders of such Debentures will have no additional recourse against United, as a result of such decrease in value or default. As described above, in the event of a covenant defeasance, United remains contingently liable with respect to the payment of principal, premium, if any, and interest with respect to such Debentures.

  United may exercise its defeasance option with respect to such Debentures notwithstanding its prior exercise of its covenant defeasance option. If United exercises its defeasance option, payment of such Debentures may not be accelerated because of a Default or an Event of Default. If United exercises its covenant defeasance option, payment of such Debentures may not be accelerated by reason of a Default or an Event of Default with respect to the covenants to which such covenant defeasance is applicable. However, if such acceleration were to occur, the realizable value at the acceleration date of the money and Government Obligations in the defeasance trust could be less than the principal and interest then due on such Debentures, in that the required deposit in the defeasance trust is based upon scheduled cash flow rather than market value, which will vary depending upon interest rates and other factors.

  "Government Obligations" means securities which are (i) direct obligations of the United States, for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depositary receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Government Obligation evidenced by such depositary receipt.

 The Indenture Trustee

  The Bank of New York is the Indenture Trustee under the Indenture. United and the Company also maintain banking and other commercial relationships with The Bank of New York and its affiliates in the ordinary course of business and The Bank of New York acts as trustee under several indentures for United and the Company.

                               UNDERWRITING

  Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement"), United has agreed to sell to each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, CS First Boston Corporation, Goldman, Sachs & Co. and Salomon Brothers Inc (the "Underwriters") and each of the Underwriters has severally agreed to purchase the principal amount of the Debentures set forth opposite its name below.

                                               PRINCIPAL AMOUNT PRINCIPAL AMOUNT
                                                 OF SERIES A      OF SERIES B
                                                  DEBENTURES       DEBENTURES
     UNDERWRITER                               ---------------- ----------------
Merrill Lynch, Pierce, Fenner & Smith........    $                $
     Incorporated
CS First Boston Corporation..................
Goldman, Sachs & Co. ........................
Salomon Brothers Inc.........................
                                                 ------------     ------------
     Total...................................    $382,500,000     $382,500,000
                                                 ============     ============

  In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Debentures of a series offered hereby if any of the Debentures of such series are purchased. The offering of the Series A Debentures and the offering of the Series B Debentures are not conditioned upon each other. In the event of default by an Underwriter, the Purchase Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Purchase Agreement may be terminated.

  The Underwriters have advised United that they propose initially to offer the Debentures to the public at the public offering prices set forth on the cover page of this Prospectus Supplement, and to certain dealers at such prices less
a concession not in excess of    % of the principal amount of the Series A
Debentures and    % of the principal amount of the Series B Debentures. The
Underwriters may allow, and such dealers may reallow, a discount not in excess
of    % of the principal amount of the Series A Debentures and    % of the
principal amount of the Series B Debentures on sales to certain other dealers. After the initial public offering, the public offering prices, concessions and discounts may be changed.

  United has agreed to indemnify the Underwriters against certain civil liabilities which may be incurred in connection with this offering, including certain liabilities under the Securities Act of 1933, as amended.

  In the ordinary course of their respective businesses, certain of the Underwriters or their affiliates have engaged, and may in the future engage, in transactions with United. CS First Boston Corporation ("CS First Boston") is acting as financial advisor to the Company, including the delivery of certain fairness opinions, in connection with the Recapitalization. CS First Boston
will receive fees in the aggregate amount of $   for these services. The
Company has also retained Salomon Brothers Inc ("Salomon") as the deadlock pricing advisor with respect to the mechanism for establishing the rates for the Debentures and the Series B Preferred Stock in connection with the Recapitalization and accordingly, Salomon may receive fees in the aggregate
amount of $   for such services.

  The Debentures have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

  United and the Company have agreed that they will not, directly or indirectly, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith, Incorporated, offer, sell or enter into any agreement to sell in an offering registered under the Securities Act of 1933, as amended, or pursuant to Rule 144A thereunder, any debt securities, secured or unsecured, other than the Debentures, prior to 45 days after the closing date of the United Debt Offerings.

                SUBJECT TO COMPLETION, DATED JUNE 10, 1994
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                          LOGO OF AMERICAN AIRLINES

                                DEBENTURES

                                 ------------

  United Air Lines, Inc. ("United") may offer from time to time one or more series of its unsecured debentures (the "Debentures") at an aggregate initial offering price not to exceed $765,000,000. The Debentures may be offered as separate series in amounts, at prices and on terms to be determined in light of market conditions at the time of sale and set forth in a supplement to this Prospectus (the "Prospectus Supplement").

  The Prospectus Supplement for the Debentures will set forth the terms of each series of Debentures, including, where applicable, the specific designation; aggregate principal amount; authorized denominations; maturity; rate or rates and time or times of payment of any interest; any terms for optional or mandatory redemption or payment of additional amounts or any sinking fund provisions; any initial public offering price; the proceeds to United and any other specific terms in connection with the offering and sale of such securities.

  SEE "CERTAIN RISK FACTORS" FOR A DESCRIPTION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PURCHASERS OF THE DEBENTURES.

                                 ------------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION,  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 ------------

  The Debentures may be sold (i) through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate; (ii) through agents designated from time to time; or (iii) directly. The names of any underwriters or agents of United involved in the sale of the Debentures in respect of which this Prospectus is being delivered and any applicable commissions or discounts are set forth in the Prospectus Supplement. The net proceeds to United from such sale are also set forth in the Prospectus Supplement.

                                 ------------

                             AVAILABLE INFORMATION

  United is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by United with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material also can be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

  United has filed with the Commission a Registration Statement under the Securities Act, with respect to the Debentures. This Prospectus does not contain all the information set forth or incorporated by reference in the Registration Statement and the exhibits and schedules relating thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and the exhibits filed or incorporated as a part thereof, which are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the offices of the Commission. Statements contained in this Prospectus, or in any document incorporated in this Prospectus by reference, as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, and each such statement is qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission by United pursuant to the Exchange Act are incorporated by reference in this Prospectus:
   1. United's Annual Report on Form 10-K for the year ended December 31,
      1993.
   2. United's Quarterly Report on Form 10-Q for the period ended March 31, 1994, as amended.

   3. United's Current Reports on Form 8-K dated March 29, 1994 (two reports), April 21, 1994,April 28, 1994, May 3, 1994, June 3, 1994 and
      June 10, 1994.

  All documents and reports subsequently filed by United pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Debentures shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM UAL CORPORATION, P.O. BOX 66919, CHICAGO, ILLINOIS 60666 (TELEPHONE NUMBER
(708) 952-4000), ATTENTION: FRANCESCA M. MAHER, SECRETARY.

                               ----------------

  Like many other carriers, United overflies Cuba in order to serve other destinations in Central and South America and the Caribbean and is required by the Cuban government to pay fees for such overflight which United does pursuant to a license which it has obtained from the U.S. government. This information is accurate as of the date of this Prospectus and current information concerning business dealings of United with the government of Cuba or with any person or affiliate located in Cuba may be obtained from the Florida Department of Banking and Finance, Plaza Level, The Capitol, Tallahassee, Florida 32399-0350, telephone number (904) 488-9530.

                          UNITED AND THE COMPANY

  United is one of the largest airlines in the world as measured by operating revenues, revenue passengers and revenue passenger miles flown. At December 31, 1993, United served 159 airports in 33 countries with a fleet of 544 jet aircraft. United has domestic hubs at Chicago's O'Hare Airport, Denver, San Francisco and Washington's Dulles Airport. United has a substantial presence in the Atlantic, the Pacific and the Latin American markets with hubs at London's Heathrow Airport and Tokyo's Narita Airport. United also conducts significant cargo operations along its route system. United is a wholly-owned subsidiary of UAL Corporation (the "Company").

COST REDUCTION INITIATIVES

  During 1993, United pursued a plan to reduce costs in an effort to stem financial losses and put United on a path to sustained profitability. A key element of the plan was a $400 million cost-reduction program. The plan included the furlough of 2,800 employees, elimination of 1,900 open positions that were to be filled during the year, as well as sizable budget reductions, consistent with safety and operational integrity, in virtually every area of United. Additionally, more than 500 vendors agreed to decreases in their prices for 1993, producing a savings for United of more than $100 million on an annualized basis. United also turned to outside suppliers to handle certain functions traditionally performed in-house. In the largest such arrangement, United agreed to sell 16 of its 17 U.S. flight kitchens to Dobbs International Services and Caterair International for $119 million in cash. Through seven-year catering agreements with Dobbs and Caterair at the respective kitchens, United estimates it will avoid capital expenditures of $70 million and realize catering service savings of more than $320 million over the contract term.

ROUTE STRUCTURE

  During the past 12 months, United has been refocusing its flying to better take advantage of its strong route structure with the aircraft currently in its fleet. United has taken a number of steps, including eliminating certain unprofitable service, expanding in markets with growth potential, retiming of domestic flights to offer better connections to international flights and initiating marketing agreements with other carriers to feed United flights.

  The strategy United adopted several years ago to focus a greater portion of new capacity on the fast-growing and potentially more profitable international markets continued to pay off in 1993 as overcapacity weakened the U.S. domestic market and low-cost carriers pushed yields lower. In 1993, United operated 36% of its total capacity in international markets, which produced 39% of its total revenues. International capacity in 1993 rose 13% over 1992, while domestic markets showed an 8% increase. United's traffic in international markets increased 14% year-over-year as compared to an increase of 6% in domestic markets. United also realigned its international flying by eliminating certain unprofitable non-stop flights and replacing them with connecting service through its international hubs and by adding service to other international destinations. At year end 1993, United's international route structure included 47 destinations in 32 foreign countries.

  The most sweeping changes occurred in the United States, where growing competition from low-cost carriers prompted a restructuring of United's U.S. route system. United built on its strengths: its well-positioned hubs in Chicago, Denver, San Francisco and Washington, D.C. (Dulles), where United remains the largest carrier in each location, and its long-haul flights. United also eliminated several unprofitable routes and stations. For example, in Washington, D.C., where most local residents prefer National Airport for East Coast travel, United downsized its domestic north-south operations at the Dulles hub and focused instead on creating a European gateway at that location as well as operating domestic long-haul operations. The airline now serves 11 trans-Atlantic destinations and Mexico City from Washington. In addition, a build-up at the Denver hub has made a significant contribution to revenue improvement. Daily departures from Denver increased to 257 from 212 a year earlier and flight times were modified to serve the local market better, while a new bank of flights was created to accommodate connecting traffic. United also increased capacity in the long-haul transcontinental markets by 11% in 1993 compared with the prior year.

MARKETING AGREEMENTS

  New marketing partnerships with other airlines in 1993 provided more opportunities for United to serve new markets around the globe and gain increased passenger and cargo feed without incurring the related capital expense.

  The most significant of the new marketing agreements is the global alliance between United and Lufthansa German Airlines, announced in October 1993. Subject to government approval, the two carriers will join forces in a number of areas, including code-sharing, coordinated baggage handling and ground services, shared facilities and joint promotions. Two elements of the program-- joint frequent flier program participation and reciprocal use of airport lounges--do not require government approval and became effective in January 1994.

  United currently has more than 30 marketing agreements of varying degrees, including many with code-share provisions. In 1993 alone, United announced code-share agreements with nine carriers in addition to Lufthansa: Aeromar, ALM Antillean Airlines, Aloha Airlines, Emirates Airlines, Sunaire Express, Thai Airways, TransBrasil, Trans World Express and USAir. During the year, United also expanded its code-sharing agreements with British Midland and Ansett Airlines.

UNITED EXPRESS

  The United Express partnership remains a central component of United's domestic U.S. service. In 1993, United saw strong growth in feeder traffic provided through its commuter partners. The number of average daily departures operated by the United Express carriers rose from 1,464 in 1992 to 1,775 in 1993. At year end 1993, United's six United Express partners served 189 locations throughout the United States.

FLEET

  Through the addition of 43 new aircraft and the retirement of 35 older jets in 1993, United decreased its average fleet age to 9.6 years at year end 1993 from 10.3 years at year end 1992. In 1994, United is expected to take delivery of 18 new aircraft: 16 Airbus A320s, a technologically advanced airplane that combines added space and passenger comfort with increased fuel efficiency and lower maintenance costs, and 2 Boeing 747-400s. Nineteen aircraft are scheduled for retirement in 1994. In 1995, United is scheduled to be the launch customer for the Boeing 777, a large capacity, long-range twin engine jet.

  In early 1993, United revised its capital spending plan based on reductions in its capacity requirements for the next several years. United reached agreement with The Boeing Company ("Boeing") to convert 49 aircraft originally scheduled for delivery between 1993 and 1996 into options for the 1996-1999 period. Under the terms of the agreement, if United does not elect to confirm the delivery of these option aircraft before 1998, it will forfeit significant deposits. United also announced an agreement with Airbus Industrie ("Airbus") to delay from 1995 and 1996 to 1997 and 1998 delivery of 14 leased A320 aircraft.

CARGO OPERATIONS

  United is the world's largest carrier of air cargo among airlines without dedicated freighter aircraft, having flown 2.0 billion cargo ton miles in 1993, up 16% from 1992. Cargo revenues increased year-over-year to a record $962 million. Growth in 1993 was particularly strong in Pacific and Latin American markets.

  United's fleet is well-configured for cargo. The Boeing 747-400, used extensively in trans-Pacific markets, can carry a high volume of freight, as can the Boeing 767-300ER aircraft, which is used in European and Latin American markets. The Boeing 777 aircraft, which is scheduled to arrive in 1995, will have even more cargo space than the Boeing 747-400.

SERVICE

  Business and international travelers are key to revenue improvement for airlines. In 1993, United developed more programs to attract these passengers. United expanded to eight the number of Business One destinations that are served from Chicago O'Hare. The service includes such features as close-in gates at O'Hare and ticketing at the gate. United also introduced a number of enhancements to its international First Class service that give customers greater control over their time as they travel. Enhancements include advance preparation of travel documents presented to passengers upon check-in and offering passengers greater ability to choose the timing and presentation of meal services. During 1993, United received six awards for its inflight entertainment.

COMPUTER RESERVATIONS SYSTEM

  In September 1993, the Covia and Galileo computer reservations systems
(CRS), both owned in part by United, combined to create the world's largest CRS company, Galileo International. The merger strengthened United's worldwide computer reservations capability and provided cost savings by eliminating certain redundancies of the two systems.


EXECUTIVE OFFICES

  The address of the principal executive offices of the Company and United is 1200 East Algonquin Road, Elk Grove Township, Illinois 60007, their telephone number at such address is (708) 952-4000 and the mailing address of the Company and United is P.O. Box 66919, Chicago, Illinois 60666.

                             THE RECAPITALIZATION

  The information contained in this Prospectus with respect to the Recapitalization (as defined below) does not purport to be complete. A copy of the Plan of Recapitalization (as defined below) that sets forth the terms of the Recapitalization has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and is incorporated herein by reference.

BACKGROUND AND PURPOSE OF THE RECAPITALIZATION

  In recent years, the Company has noted the emergence of a fundamental shift in consumer behavior, with an increased focus on the price/value relationship. Travel preference (of both business and leisure travelers) has continued to shift to low-cost travel as provided by carriers such as Southwest, Morris Air and Reno Air. The Company believed that this trend was long-term and would continue even if the weak economic conditions of the early 1990s improved. The Company determined that its ability to be competitive in such an environment required a substantial reduction of its operating costs.

  Thus, on January 6, 1993, the Company, while recognizing that it had put in place progressively leaner operating budgets over the prior few years, nevertheless announced a further $400 million cost reduction program, including the subcontracting of skycaps and certain janitorial services and the furlough of 2,800 employees. Additionally, the Company restructured its fleet plan and aircraft purchase commitments, converting firm orders for 49 Boeing aircraft to options, deferring acceptance of 14 Airbus aircraft and accelerating the retirement of 25 older aircraft. The net effect of these changes was to reduce the Company's planned capital spending through 1996 by over $6.2 billion and reduce the size of the planned 1996 year-end fleet size by over 85 aircraft.

  The Company determined that even with these changes it would be necessary to reduce its single largest expense--labor costs--to be competitive in the changed environment of the 1990s. Thus, in addition to the subcontracting, furloughs and the implementation of a 5% salary reduction program for certain management employees, the Company requested concessions from its three principal unions in January 1993. The Association of Flight Attendants ("AFA") and the International Association of Machinists and Aerospace Workers (the "IAM") rejected such request. The Air Line Pilots Association, International ("ALPA" and, together with the IAM, the "Unions") indicated that it desired to conduct a financial review of the Company.

  In light of the unwillingness of the Company's unions to participate in the Company's cost-cutting efforts, the Company thereafter announced its intention to undertake various other cost-cutting actions.

  On April 19, 1993, the Company's Board of Directors (the "Board") received a letter from the United Airlines Union Coalition (the "Coalition"), a group then composed of ALPA, the IAM and AFA, expressing concern over asset sales and extensive restructuring. In response, the Company sent a letter to the Coalition inviting a "shared solution" to the Company's need to reduce operating costs. On June 2, 1993, representatives of the Company met with representatives of the Coalition. Over the ensuing months, the Coalition formulated several proposals that were considered by the Board. The Board retained CS First Boston Corporation and Lazard Freres & Co. to assist it in its evaluation of the proposals. In September 1993, AFA ceased to participate in the negotiation, which continued with ALPA and the IAM. Discussions concerning such proposals culminated in an Agreement in Principle, which was executed on December 22, 1993. The definitive Agreement and Plan of Recapitalization, dated as of March 25, 1994 among the Company, ALPA and the IAM (as amended and restated, the "Plan of Recapitalization") was executed on March 25, 1994. The transactions contemplated by the Plan of Recapitalization are referred to herein as the "Recapitalization."

  The purpose of the Recapitalization is to recapitalize the Company and thereby provide the holders of shares of the Company's currently outstanding Common Stock (the "Old Shares") with an opportunity to receive either cash or cash, debt securities and preferred stock for a portion of their Old Shares, while permitting the holders of Old Shares to retain, in the form of shares of a new Common Stock to be issued in the Recapitalization (the "New Shares"), a significant ongoing equity interest in the Company, which is expected to have a lower cost structure and be more competitive, and to provide performance incentives to the Company's employees by providing them with significant equity participation in the Company through employee stock ownership plans (the "ESOPs"). The Recapitalization is being effected at the present time because the Board believes that it is the best available alternative to maximize value to the Company's stockholders while achieving significant wage concessions and work-rule changes that the Board believes are necessary to position United to compete in the aviation marketplace.

TERMS OF THE RECAPITALIZATION

  The Plan of Recapitalization provides for the reclassification of Old Shares and other amendments of the Company's certificate of incorporation and bylaws. On the date and at the time when the Recapitalization is consummated (the "Effective Time"), if the offering by the Company of its Series B Preferred Stock (the "UAL Preferred Offering") and the concurrent offering by United (the "United Debt Offerings" and, together with the UAL Preferred Offering, the "Offerings") of $382,500,000 of its Series A Debentures due 2004 (the "Series A Debentures") and $382,500,000 of its Series B Debentures due 2014 (the "Series B Debentures" and, together with the Series A Debentures, the "Debentures") are consummated, each Old Share will be reclassified as, and converted into (i) one half of a New Share and (ii) one one-thousandth of a share of the Company's Series D Redeemable Preferred Stock (the "Redeemable Preferred Stock") that will be redeemed immediately after issuance for cash in an amount equal to the sum of (a) $25.80, (b) the proceeds (without deducting underwriting discounts and other costs) from the sale by United of $15.55 principal amount of its Series A Debentures and $15.55 principal amount of its Series B Debentures pursuant to the United Debt Offerings and (c) the proceeds (without deducting underwriting discounts and other costs) from the sale by the Company of Depositary Shares representing an interest in $31.10 liquidation preference of the Series B Preferred Stock pursuant to the UAL Preferred Offering. The New Shares to be issued in the Recapitalization will represent in the aggregate approximately 45% (determined on the basis described in the Plan of Recapitalization) of the common equity interest in the Company, subject to reduction to a minimum of 37% under certain circumstances. The Recapitalization is subject to the vote of the holders of Old Shares and certain other conditions. If the Recapitalization is approved, the Effective Time is expected to occur promptly after the meeting (the "Meeting") at which such holders vote.

  If any of the Offerings is not consummated and the Recapitalization is approved, the securities that were subject to such Offering will be issued to holders of Old Shares in lieu of a portion of the cash payment to be made in connection with the Recapitalization. In that case, the aggregate amount of Depositary Shares, Series A Debentures and/or Series B Debentures issued to holders of Old Shares, and to holders of options and convertible securities, could exceed the amount of such securities that would have been issued pursuant to the Offerings.

  In addition, pursuant to the Plan of Recapitalization, the Company will issue non-voting ESOP Convertible Preferred Stock (the "ESOP Preferred Stock") to the trustee (the "ESOP Trustee") for the ESOPs that will be established for the benefit of the employee groups that will be making wage, salary and benefits investments and allowing other work-rule changes in connection with the Recapitalization. In addition, the Company will issue to the ESOP Trustee three classes of voting preferred stock (the "Voting Preferred Stock"). The ESOP Preferred Stock and the Voting Preferred Stock together will represent initially an equity interest of approximately 55% (determined on the basis described in the Plan of Recapitalization), although the percentage may be increased to up to approximately 63%, if the Average Closing Price (as defined) of the New Shares during the year following the Effective Time exceeds $136 per share. The holders of the Voting Preferred Stock will represent approximately 55% (unless the percentage is increased as provided in the prior sentence) of the voting power of the New Shares and the Voting Preferred Stock voting together as a single class (voting on all matters presented to holders of the New Shares other than the election of directors) following the Recapitalization until the Sunset.

  Pursuant to the Plan of Recapitalization, the Company will also issue (a) Class I Junior Preferred Stock ("Class I Preferred Stock") to the initial Independent Directors (as defined below) who will vote their shares to elect future Independent Directors, (b) Class Pilot MEC Junior Preferred Stock (the "Class Pilot MEC Preferred Stock") to the United Airlines Pilots Master Executive Council of ALPA (the "ALPA MEC"), which will have the right to elect a director to the Board, (c) Class IAM Junior Preferred Stock ("Class IAM Preferred Stock") to the IAM or a designee, which will have the right to elect a director to the Board and (d) Class SAM Junior Preferred Stock (the "Class SAM Preferred Stock" and, together with the Class I Preferred Stock, the Class Pilot MEC Preferred Stock and the Class IAM Preferred Stock, the "Director Preferred Stock") to the person nominated to serve as the salaried and management employees' director and to an additional designated stockholder.

  Until the Sunset, the Board of Directors will consist of 12 directors. Five directors, designated the "Public Directors," will consist of three individuals who do not have any prior or current business or professional relation with the Company other than as a director, plus the CEO and another senior executive of the Company. Four initial Public Directors, including the Chief Executive Officer, will be elected at the Meeting. A fifth Public Director will be designated after the Meeting. Future Public Directors will be elected by the holders of the New Shares. The Voting Preferred Stock held by the ESOPs will not vote to elect directors prior to the Sunset. Four directors, designated as "Independent Directors," will consist of four individuals who do not have any prior or current business or professional relationships with the Company other than as a director and who are not officers of any labor organization. ALPA and the IAM will have identified all the initial Independent Directors. Future Independent Directors will be nominated by a Nominating Committee of the Board of Directors that will consist of the Independent Directors and the Employee Directors (as defined below). The three remaining directors, designated as "Employee Directors," are selected respectively by ALPA, the IAM and representatives of the salaried and management employees of United.

  The Company's certificate of incorporation, as proposed to be amended in connection with the Recapitalization (the "Restated Certificate"), provides that, until the Sunset, certain corporate actions enumerated therein require the consent of one or both members of the Board elected by ALPA and the IAM or the approval of a supermajority vote of the stockholders.

  The "Sunset" will occur when the ESOPs and any other employee benefit plans sponsored by the Company or any of its subsidiaries for the benefit of its employees own less than 20% of the common equity of the Company, which includes
(i) the common stock, (ii) securities that can be exercised for and converted into shares of common stock, (iii) "phantom shares" of ESOP Preferred Stock that have not been issued but have been allocated to individual accounts ("Book-Entry Shares") and (iv) other shares of ESOP Preferred Stock that are unissued but committed to be transferred to the ESOPs, but such shares may not include certain securities issued after the Effective Time. Following the Sunset, the Voting Preferred Stock will cast only the number of votes that is equal to the number of New Shares into the which the ESOP Preferred Stock is then convertible, and nine of the 12 members of the Board of Directors will be elected by the holders of the New Shares and the Voting Preferred Stock voting together as a single class. The Employee Directors will continue to be appointed by the respective employee representatives until occurrence of events specified in the Restated Certificate.

EMPLOYEE INVESTMENT

  The consummation of the Plan of Recapitalization is expected to result in significant cost savings for the Company through employee investments made by ALPA, the IAM and United's salaried and management employees.

 ALPA Investment

  The ALPA investment consists of savings that are system-wide in nature and that will continue for five years, nine months, as well as an additional investment applicable solely to those pilots in the proposed new low-cost, short-haul "airline-within-an airline" referred to as "U2" and that will remain in force for twelve years.

  The base investment includes the following features:

    .Reduction in hourly wages for all pilots of 15.7%

    . Reduction in the Company contribution to the defined contribution retirement plan from current 9% of wages (ordinary earnings, excluding expense reimbursements) to 1% of post-transaction (reduced) wages

    .No pay raise during first three years other than existing seniority and promotion increases

  An additional investment that should assist United in competing against low-cost carriers on short-haul routes includes:

    .Further reduction of approximately 7.1% in hourly wage rates for Boeing 737 pilots in the U2 operation

    . Adjustments in work-rules for U2 pilots to increase productivity vis-a-vis the mainline United operation

  Partially offsetting these investments were changes to the following contract features:

    . Increased hourly rates for pilots flying the Airbus 320 aircraft

    . Potential increase in per diem and potential increase in wages in years 4 and 5 under an arbitrated settlement based on the Company's profitability, industry wage trends and wages at specified comparable carriers

  In addition, pilot benefits under the Company's defined benefit pension plan, disability plan and life insurance plan will continue to be based on pre-transaction "book" rates without regard to the 15.7% wage rate reduction.

 IAM Investment

  The IAM base investment will remain in force for six years. In lieu of creating a separate U2 workforce, the IAM made additional system-wide work-rule changes to improve productivity and competitiveness in all areas.

  The base investment includes the following features:

    .Reduction in hourly wage rates for all IAM employees of 9.7%

    . Elimination of the contractually provided May 1, 1994 wage increase of 5%

    .No pay raise during first three years other than existing seniority and promotion increases

  Additional work-rule changes that will remain in place for twelve years:

    . Elimination of the half-hour paid lunch period

    . Elimination of allowance for paid lunch period on overtime

    . Provide United with the ability to outsource up to 20% of maintenance work

  Partially offsetting these investments were:

    . Potential wage increase in years 4 and 5 under an arbitrated settlement based on the Company's profitability, industry wage trends and wages at specified comparable carriers

    . Improved severance package for IAM employees affected by the flight kitchen sale, including reemployment incentives

    . Increase in pension benefits

    . Inefficiencies due to the impact of job security provisions on functions with variable workloads

    . Reimbursement for relocations caused by involuntary transfers

    . Subject to certain conditions and exceptions, provide IAM representation for ramp employees at stations with greater than 40 daily departures

 Salaried and Management Investment

  The salaried and management employee investment remains in force for five years, nine months and consists of salary reductions and work-rule and policy changes. In lieu of creating a separate U2 workforce, the salaried and management employee investment includes the introduction of a "market-based" new hire program.

  The base investment includes the following features:

    . Reduction in wage rates of 8.25%

    . No pay raise during first three years other than promotion and existing progression increases

    . Reduction in force of 127 management positions

  Additional work-rule changes include:

    . Elimination of the half-hour paid lunch period on overtime

    . Reduced eligibility for shift differential pay

    . Reduction of compensation for extended medical leave

    . Reduced reimbursement for certain management relocations

    . Four holidays changed to "floating" status to eliminate premium pay for such holidays worked

    . Reduce salary guarantee for part-time employees

  The market-based new-hire program includes the following features:

    . Maximum compensation levels reduced to market rates at other comparable employers (40-55% reduction)

    . Requirement of 25% employee copayment on medical coverage

    . Reductions in vacation, sick leave and dental insurance benefits

  Partially offsetting these investments was:

    . Potential wage increase in years 4 and 5, based on similar factors to those for the ALPA and IAM-represented employees and taking into account wage increases, if any, for such represented employees

  In addition, salaried and management employee benefits under the Company's defined benefit pension plan, disability plan and life insurance plan will be based on each employee's pre-transaction hourly rate of pay (without regard to the 8.25% wage rate reduction) until such time as such employee's actual hourly rate exceeds that amount or until such employee is demoted, at which time in either case such employee's actual hourly rate will be used from that point forward.

  See "Certain Risk Factors--Uncertainty of Cost-Savings and Productivity Improvements."

IMPLEMENTATION OF THE "AIRLINE-WITHIN-AN-AIRLINE " (U2)

 Background

  In recent years, low-cost carriers, especially Southwest Airlines Co., have grown rapidly. These carriers offer the consumer air travel service with frequent departures, minimal inflight service, and simplified fares that are substantially below standard industry pricing. The consumer acceptance of such carriers has been especially strong in short-haul markets (markets under 750 miles) in which consumers readily opt for reliable, low-priced air transportation over the full service product (typically at higher prices) traditionally offered by carriers.

 Operations and Route Systems

  Key operational elements of U2 are expected to be as follows:

  Short-haul missions. U2 will operate within the contiguous United States in non-stop city pairs of up to 750 nautical miles in "stage length," other than flying between United's hubs and/or international gateway cities (except for Los Angeles basin to San Francisco bay area service which may be flown by U2). At least 10% of U2 flying must be in city pairs that United has not served for 24 months prior to the introduction of U2 service into that city pair.

  High frequency. One of the key characteristics of an efficient short-haul operation is high frequency scheduling within a market. United intends to schedule U2 to average approximately ten frequencies per day in most markets.

  Rapid turn-arounds. United intends to reduce aircraft turn-around time in the U2 operation to 20 minutes as compared to United's current 40 to 45 minutes. The rapid turn-around time is expected to be achieved through product simplification (e.g., reduced food service deliveries) and the streamlining of customer and ramp service procedures.

  Increased utilization. By combining high frequency with faster turn-arounds, utilization of aircraft, facilities and other equipment is expected to increase, thereby lowering unit costs. As compared with United's fleet, the utilization goal of the U2 fleet is anticipated to improve 16% to 11.0 hours per day from 9.5 hours per day. The increased utilization should allow more trips to be flown by the same fleet of aircraft.

 Product

  U2 is expected to be marketed as a branded product of United with its own distinct name (such as "Business One" and "Connoisseur Class" are today). Travel between U2 and United should appear seamless to the consumer. U2 flights are expected to feed United long-haul domestic and international flights and connect with United Express flights.

  U2 is expected to offer a simplified, lower-frills product as compared to mainline United service and will be cost competitive with other low-cost carriers. Key product features that will differentiate U2 from the mainline product are:

  . Reduced food service

  . Reduced onboard amenities

  . Expedited customer airport check-in

  While the U2 product clearly should be different from mainline United, it is also expected to be distinguishable from other low-cost carriers.

  . Unlike some short-haul carriers, U2 currently plans to offer added value to the consumer by providing seat assignments

  . To help retain high yield connecting traffic to mainline United, U2 currently plans to offer first class seating

  . Capitalizing on United's marketing strength and global route network, U2 consumers will be able to participate in one of the industry's highest rated frequent flyer programs--United's Mileage Plus program. While the program may be adjusted somewhat for U2 travel, the program's benefits are expected to help to generate a U2 revenue premium over the competition.

 Fare Structure

  In most markets in which U2 is expected to compete, fares have already been reduced by other low-cost carriers, and United's fares have been reduced to competitive levels. U2 intends to maintain United's current pricing practice of matching competitors' low fares, although U2 intends to promote low fare levels heavily. The objective in maintaining and promoting the low fares is to build customer trust so that when they purchase a ticket on a U2 flight, they know they are obtaining competitive value in the market and do not need to shop the fare.

 Roll-out

  The Company expects that U2 will be rolled out no later than four to six months after the Effective Time and will be implemented in the short-haul markets as quickly as possible. It is currently expected that within five years, U2 will operate approximately 130 aircraft and represent approximately 20% of system "block hours". Block hours is a measure of the time an aircraft is in motion (i.e., from the time it pushes back from the gate at the departing airport until it pulls up to the gate upon arrival). Factors affecting the rate of roll-out include market conditions, pilot attrition, growth of the airline and changes in the fleet plan.

  Boeing 737 aircraft are expected to be utilized in the U2 operations. To maximize fleet efficiency and to have the flexibility of swapping aircraft between the U2 and United fleet, no changes are expected to be made to livery or interior configuration.

  See "Certain Risk Factors--Implementation of U2" for a description of certain limitations of U2.

                              CERTAIN RISK FACTORS

  In addition to the other information contained in this Prospectus, the following factors should be considered in evaluating an investment in the Debentures.

 Financial Effects of the Recapitalization.

  The Recapitalization will immediately change United's capitalization to one that is more highly leveraged. On a pro forma book basis at March 31, 1994, United would have had approximately $3.354 billion of long-term debt and a deficit of approximately $272 million of shareholder's equity as compared to the approximately $2.596 billion of long-term debt and approximately $570 million of shareholder's equity that was shown on United's historical balance sheet on such date. In addition, if the Recapitalization had occurred as of January 1, 1993, United would have reported, on a pro forma basis, a loss from continuing operations of approximately $8 million for the year ended December 31, 1993 and a loss from continuing operations of approximately $62 million for the three months ended March 31, 1994 as compared to losses from continuing operations of $17 million for the year ended December 31, 1993 and $79 million for the three months ended March 31, 1994 that were reported for each period. See "Unaudited Pro Forma Financial Information." Given the more leveraged financial structure of United following the Recapitalization, certain industry risks could have a greater adverse impact on United after the Recapitalization than might have been the case prior to the Recapitalization.

  United's earnings were inadequate to cover fixed charges by $77 million in 1993, by $694 million in 1992 and by $604 million in 1991. On a pro forma basis, United's earnings in 1993 were inadequate to cover fixed charges by $63 million. In addition, United's earnings were inadequate to cover fixed charges for the three month period ended March 31, 1994 by $130 million, and, on a pro forma basis, they were inadequate by $102 million. Non-cash depreciation and amortization are deducted in computing earnings before fixed charges. Such non-cash charges do not significantly affect the ability of United to fund operations, service debt, or provide funds to service the Company's preferred stock dividends. Depreciation and amortization of United were $722 million in 1993, $695 million in 1992, $604 million in 1991 and $178 million for the three month period ended March 31, 1994.

 Governance Structure; Employee Ownership Influence

  Although the Company has attempted to achieve a balanced approach to its corporate governance structure after the Recapitalization, such structure is very unusual in the management of a large, complex public corporation, and it is not certain that the actual operation of the corporate governance process will not result in disputes or inability to achieve results that are in the best interests of the Company or its stockholders.

  Following consummation of the Recapitalization and until the Sunset, the Board will be comprised of twelve members elected as follows, (i) five Public Directors elected by holders of the New Shares including (a) three members of the existing Board or other individuals who previously had no material contact with the Company other than as directors and (b) two substantially full-time employees of the Company intended to be the CEO and an additional senior executive of the Company, (ii) four Independent Directors elected by the initial Independent Directors intended to be a quasi self-perpetuating body,
(iii) three Employee Directors, each representing an employee group, who are elected or designated to election by one of the Unions or a designee thereof or by other representatives of salaried and management employees. Generally, approval of ordinary Board actions will require a majority vote of the votes present at a meeting at which a quorum is present and approval of certain extraordinary matters will require, subject to certain exceptions, approval of either three-quarters of the Board (including the concurrence of one Union designated Director) or three-quarters of the shares present and voting at a stockholder meeting at which a quorum is present. In addition, certain extraordinary matters will require approval of the Public Directors, the Independent Directors or a majority of shares not held by the ESOPs. The following Committees will be constituted: the Audit Committee, the Competitive Action Plan ("CAP") Committee, the Compensation Committee, the

Compensation Administration Committee, the Executive Committee, the Independent Director Nomination Committee, the Labor Committee, the Outside Public Director Nomination Committee and the Transaction Committee. Public Directors and Independent Directors will be represented on all committees and the Employee Directors will be represented on the Executive Committee, the CAP Committee, the Independent Director Nomination Committee and the Compensation Committee.

  Under the terms of the Restated Certificate, the participants in the ESOPs (and in certain circumstances the holders of the capital stock that elect the Employee Directors) will continue to hold more than 50% of the voting power of the Company until the economic equity interest held by or credited to the ESOPs and other employee benefit plans sponsored by the Company is less than 20% of the common equity of the Company, all as more fully described in the Restated Certificate. The termination of the right to exercise more than 50% of the voting power of the Company is referred to herein as the "Sunset." Under current actuarial assumptions, the Company estimates that this Sunset provision will not become operative until 2016 if additional purchases are not made by eligible employee benefit plans. However, such plans will have the right, and may be expected, to make additional purchases, thereby delaying the occurrence of the Sunset. In addition, the Restated Certificate contains many provisions which may prevent the Company prior to the Sunset from taking certain specified actions without the consent of one or both of the members of the Board elected by ALPA and the IAM or a 75% vote of holders of New Shares and Voting Preferred Stock.

  No assurance can be given that the Company, which will be subject to significant influence by employee groups (including through the right to voting representation in excess of economic equity ownership, Board and Board committee representation, the requirement of approval of certain matters by a Union designated director or a 75% vote of the holders of the common stock and Voting Preferred Stock, and participation by Union designated directors in the nomination of the Independent Directors) might not take actions that are more favorable to such employee groups than might be taken by a company that was not subject to such influence. The corporate governance structure after the Recapitalization will not, however, relieve the members of the Board of their fiduciary obligations under the Delaware General Corporation Law.

 Industry Risks

  If the Recapitalization is accomplished, certain risks associated with the aviation industry will continue to face the Company. Given the more leveraged financial structure of the Company following the Recapitalization, certain of these industry risks could have a greater adverse impact on the Company after the Recapitalization than might have been the case prior to the Recapitalization.

  Industry Conditions and Competition. The airline industry is highly competitive and susceptible to price discounting. United's competitors include major domestic carriers such as American Airlines, Delta Airlines, and Northwest Airlines, major international carriers such as British Airways and Japan Air Lines, and domestic carriers such as Southwest, Continental and other carriers with lower cost structures. Airline profit levels are highly sensitive to, and during the last four years have been significantly impacted by, adverse changes in fuel costs, average yield (fare levels) and passenger demand. Passenger demand and yields have been adversely affected by, among other things, the general state of the economy, the Persian Gulf War and actions taken by carriers with respect to fares. As a result of this adverse operating environment, from 1990 to 1993 the domestic airline industry incurred unprecedented losses. During this period, Eastern Air Lines, Pan American World Airways and Midway Airlines were liquidated, and Continental Airlines, America West Airlines and Trans World Airlines filed for bankruptcy.

  The emergence in recent years of several new carriers, typically with low cost structures, has further increased the competitive pressures on the major U.S. airlines. In some cases, the new entrants have initiated or triggered price discounting. Aircraft, skilled labor and gates at most airports continue to be readily available to start-up carriers. Although new entrant carriers generally commence service with only a few city pairs and have a high rate of failure, the commencement of service by new carriers on United's routes could negatively impact United's operating results. In addition, certain existing U.S. domestic carriers compete primarily by offering low-cost air service on route networks that do not employ hub and spoke systems. These discount air carriers have significantly affected the yields of major domestic carriers such as United and, in certain instances, have made certain markets uneconomical for carriers such as United.

  In the spring of 1992, American introduced a new fare structure followed by a deeply discounted summer sale, steps that were generally matched by other U.S. airlines (including United), resulting in substantially depressed industry yields and significant 1992 losses at all major U.S. airlines (with one exception). American and the rest of the domestic airline industry have abandoned that pricing structure, and fare levels have increased in 1993 and early 1994 from 1992 levels. Nonetheless, significant discounts continue to exist and may be increased at any time. The introduction of broadly-available, deeply discounted fares by a major U.S. airline would likely result in lower yields for the entire industry and could have a material adverse effect on the Company's operating results.

  Aircraft Fuel. Since fuel costs constitute a significant portion of the Company's operating costs (approximately 12% during 1993), significant changes in fuel costs would materially affect the Company's operating results. Fuel prices continue to be susceptible to, among other factors, political events, and the Company cannot predict near- or longer-term fuel prices. In the event of a fuel supply shortage resulting from a disruption of imports or otherwise, higher fuel prices or curtailment of scheduled service could result. A one cent change in the cost per gallon of fuel (based on 1993 consumption levels) impacts operating expense by approximately $2.25 million per month.

  In August 1993, the United States increased taxes on fuel, including aircraft fuel, by 4.3c per gallon. Airlines are exempt from this tax increase until October 1, 1995. When implemented, this new tax will increase the Company's annual operating expenses by approximately $75 million based on United's 1993 domestic fuel consumption levels.

  Regulatory Matters. In the last several years, the Federal Aviation Administration (the "FAA") has issued a number of maintenance directives and other regulations relating to, among other things, collision avoidance systems, airborne windshear avoidance systems, noise abatement and increased inspection requirements. The Company expects to continue incurring costs to comply with the FAA's regulations.

  Additional laws and regulations have been proposed from time to time that could significantly increase the cost of airline operations by, for instance, imposing additional requirements or restrictions on operations. Laws and regulations have also been considered from time to time that would prohibit or restrict the ownership and/or transfer of international airline routes or takeoff and landing slots. Also, the award of international routes to U.S. carriers (and their retention) is regulated by treaties and related agreements between the United States and foreign governments, which are amended from time to time. For example, there are significant aviation issues between the United States and such foreign governments as Germany, Japan and the United Kingdom that, depending on their resolution, may significantly impact the Company's existing operations or curtail potential expansion opportunities in important regions of the world. The Company cannot predict what laws and regulations will be adopted or what changes to international air transportation treaties will be effected, if any, or how they will affect United.

 Uncertainty of Cost Savings and Productivity Improvements

  Cost savings envisioned by the agreements with ALPA and the IAM and the anticipated productivity increases could be difficult to achieve, and, even if all proposed plans for employee investments are implemented, the value of the reductions in wages and benefits and work-rule changes and anticipated productivity increases may not be as significant as currently calculated. Mandated job guarantees may make it difficult to achieve significant additional productivity improvements, and, if additional reductions in wages and benefits and work-rule changes become desirable in management's view, such reductions in wages and benefits and work-rule changes may be more difficult to achieve in light of the long-term nature of the revised collective bargaining agreement with ALPA and the IAM (the "Collective Bargaining Agreements") that constitute elements of the Recapitalization.

  There can be no assurance that the new management of the Company in the future will not agree to further amend the Collective Bargaining Agreements with ALPA and the IAM in a manner that reduces or eliminates the cost savings that are the basis of the Recapitalization. However, any such amendment must be approved by the Labor Committee of the Board (which will not include any director designated by either of the Unions). In addition, at the end of the period during which wage salary and benefit reductions and work- rule changes are in effect, there can be no assurance that the Company's labor agreements will be renegotiated in a manner that continues in subsequent periods the cost savings that are being sought through the Recapitalization or that does not reverse the effect of any cost savings that will have been obtained thereby.

 Lack of Employee Consensus

  Certain employee groups may not be in favor of the changes arising from the Recapitalization and may react in a manner that does not facilitate achievement of the desired results. For example, AFA has declined to participate in the Recapitalization, certain other employees who will be participating in the wage and benefit reductions and work-rule changes were not in favor of the Recapitalization, and certain union organizing activity, based on opposition to certain aspects of the Recapitalization, has occurred. This lack of consensus may reduce the value of the increased employee commitments the Company expects to achieve by virtue of the Recapitalization.

 Management Change

  The current Chairman and Chief Executive Officer of the Company, Mr. Stephen
M. Wolf, President, Mr. John C. Pope, and Executive Vice President--Corporate Affairs and General Counsel, Mr. Lawrence M. Nagin, will retire at the Effective Time. The new chief executive officer selected by ALPA and the IAM, Mr. Gerald M. Greenwald, will be required to implement reductions in wages and benefits and work-rule changes that he did not directly negotiate in an industry in which he has not previously been engaged. In addition, it is possible that the Company may face attrition by officers and other members of management and that the Company's new senior management may face difficulties in implementing strategies or attracting additional management employees. It is expected that a Chief Operating Officer of the Company and United will not be identified prior to the Meeting or the Effective Time. If this occurs, the Company would expect that members of existing senior management would perform the functions of the Chief Operating Officer after the Effective Time until such a person is identified in accordance with the procedures specified in the Restated Certificate.

 Reduced Flexibility

  The corporate governance structure and Collective Bargaining Agreements with ALPA and the IAM may inhibit management's ability to alter strategy in a volatile, competitive industry. Among the more significant constraints are (i) a prohibition on domestic code sharing in excess of 1% of domestic block hours, excluding several small existing agreements, without ALPA's consent, (ii) a no layoff promise for all currently employed participating union employees during the five- to six-year period during which wage, salary and benefit reductions and work-rule changes are in effect and, for pilots, while U2 remains in operation (which constraint is ameliorated as normal attrition reduces the impact of the no-layoff promise), (iii) restrictions on international code sharing, unless the Company can demonstrate that international code sharing arrangements do not cause a reduction in international flying and as long as the Company does not expand code sharing once the Company reduces international flying below a certain level and (iv) an agreement not to sell the Company's Denver pilot training facility and certain maintenance facilities. In addition, the Restated Certificate contains restrictions on the ability of the Company and United to sell assets and issue equity securities absent certain specified Board or stockholder approvals. In most circumstances, the issuance of additional equity securities would not be counted in determining whether the Sunset has occurred.

  Limitations on asset sales and equity issuances included in the Company's Restated Certificate might make it more difficult to raise cash, even if management desired to do so to take advantage of a perceived opportunity.

  The Company will continue in effect, or amend to include, certain provisions of agreements with ALPA and the IAM that (i) provide certain rights in the event of a change in control of the Company and (ii) prohibit furloughs, within certain conditions, if the Company disposes of 25 percent or more of its assets or assets which produce 25 percent or more of its block hours. The revised Collective Bargaining Agreements obligate the Company to require any carrier purchasing route authority or aircraft that produce 25 percent or more of the Company's operating revenues or block hours to hire an appropriate number of United employees with seniority credit.

 Implementation of U2

  Although the Company expects to develop U2 as an important component of its competitive posture and has ascribed a significant portion of the value of the Recapitalization to the ability to implement U2, no assurance can be given that the Company will be able to do so effectively or to realize the financial benefits expected to be received by the Company from the implementation of U2. The success of U2 will be based not only upon the nature of the Company's business plan but also upon the strategies and plans implemented by existing low-cost competitors and by new entrants into the low-cost market. In addition, even if the business concept of U2 is successful, (i) U2 will comprise no more than 20% of United's system block hours up to two million block hours systemwide and no more than 25% of the system block hours in excess of two million, (ii) U2 can only operate in markets in the lower 48 states with stage lengths up to 750 nautical miles and cannot fly between United's hub or international gateway cities except for Los Angeles basin--San Francisco bay area service, which excludes U2 from such heavily traveled routes as the transcontinental routes and New York/Chicago, Chicago/Denver and Chicago/Washington Dulles, (iii) U2 cannot operate aircraft larger than a Boeing 737-300 and (iv) for the first six years, U2 can only operate up to 90% of monthly block hours in markets previously served (within 24 months) by United. If United's systemwide widebody flying (i.e., flying performed in Boeing 757 or larger aircraft) falls below (i) 95% of the widebody block hours projected in the Company's October 1993 fleet plan for any twelve month period between the Effective Time and 1999 or (ii) a certain minimum level for any twelve month period between 2000 and 2006, the total flying performed in the U2 operation must be reduced by the shortfall in widebody flying. Even if implemented as planned, U2 will not have costs which are as low as those of certain low-cost competitors. U2 must rely upon factors other than lowest cost to secure market share and be successful.

 Competitive Response

  Even if the Company is able to achieve cost reductions and productivity enhancements, the Company's higher cost competitors may be able to achieve comparable agreements with their labor groups or otherwise reduce their operating costs and the Company's low-cost competitors may modify their operations in response to the competitive threat posed by U2 and, thus in each case, may eliminate or reduce the competitive gain sought by the Company and lead to reductions in fares and earnings. In this regard, for example, Continental Airlines (which already has a low cost structure) has implemented a low cost, short haul service which would be competitive with U2, and Delta has announced its intent to lower its overall cost substantially. If the Company's higher cost competitors were to achieve more significant reductions in wages and benefits and work-rule changes than those achieved by the Company, the Company's ability to respond to competition would be hampered by the fixed long-term nature of the agreements that constitute elements of the Recapitalization.

 Possible Effect of Organization of Additional Employees

  In the event any portion of the management and salaried employees that are not currently represented by a union elects union representation pursuant to the Railway Labor Act, the Company would be obligated to bargain with such union over the terms and conditions of employment applicable to such employees, including the terms, if any, of such employees' continuing participation in the ESOPs. This obligation to bargain requires the Company to "exert every reasonable effort" to reach an agreement but does not require it to agree to any change or particular term or condition sought by the union. During the period of negotiation, the Company would be entitled to maintain the then-existing terms of such employees' participation in the ESOPs.

  The ESOPs provide that if any group of employees that are not currently represented by a union becomes covered by a new collective bargaining agreement, such group of employees will not be covered under the ESOPs unless the collective bargaining agreement so provides. Whether any new collective bargaining agreement would provide for continuing participation in the ESOPs by such group of employees is a matter that would be subject to mutual agreement between the Company and the applicable union. The ESOPs provide, however, that if the terms of any employee's employment no longer reflect all of the reductions in wages and benefits and work-rule changes set forth in the Plan of Recapitalization, then such employee shall cease to be covered by the ESOPs.

  As a result, if any new collective bargaining agreement did not reflect the reductions in wages and benefits and work-rule changes required by the Plan of Recapitalization for particular employees, the Company could not agree, without amending the ESOPs, to allow such employees to participate in the ESOPs. If any currently unrepresented employees ceased to participate in the ESOPs under such circumstances, the ESOPs provide that the unrepresented employees remaining in the ESOPs would receive the shares previously intended for that newly-represented group. The employment terms, except base pay, for the unrepresented employees remaining in the ESOPs will be subject to change, at the Company's discretion, so long as the net economic value of the unrepresented employees' employment terms is not altered.

 Tax Deductibility of Employee Stock Ownership Plan Contributions and Dividends

  Although the Company has attempted to structure the ESOPs so that all amounts contributed thereto and dividends paid with respect to the stock held thereunder will be deductible to the Company for Federal income tax purposes, there are no regulations governing the deductibility of dividends paid on the ESOP Preferred Stock and there can be no assurance that one or more current or future limitations under the Internal Revenue Code will not adversely impact the deductibility of such amounts and dividends. The deductibility of such amounts depends, to some extent, on the conclusions set forth in an opinion rendered to the ESOP Trustee by its financial advisor and there can be no assurance that the Internal Revenue Service (the "IRS") will agree with the methodology set forth in such opinion.

 Financial Reporting; Market Assessment

  The accounting rules governing employers accounting for employee stock ownership plans require that compensation expense be recorded for the ESOP Preferred Stock "committed to be released" during an accounting period based on the fair value of the ESOP Preferred Stock during such period. The difference between the fair value and the initial recorded cost of the ESOP Preferred Stock "committed to be released" is recorded as an adjustment to stockholders' equity. The circular relationship between the employee stock ownership plan accounting charges and the Company's stock price, coupled with the size of the contemplated ESOPs, make future earnings difficult to forecast. In addition, reported book earnings will be depressed in early years due to the mismatch between the period during which wage, salary and benefit reductions and work-rule changes are in effect (which increase earnings) of from five years, nine months to twelve years and the shorter period of only six years over which employee stock ownership plans accounting charges will occur.

 Fraudulent Conveyance.

  If a court in a lawsuit by an unpaid creditor or representative of creditors, such as a trustee in bankruptcy, were to find that, at the time the Company distributed to holders of Old Shares the cash that such holders are to receive in the Recapitalization, the Company (i) was insolvent, (ii) was rendered insolvent by reason of such distributions, (iii) was engaged in a business or transaction for which the assets remaining with the Company constituted unreasonably small capital to carry on its business or (iv) intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts matured, such court may void the distributions to stockholders and require that such holders return the same (or equivalent amounts) to the Company or to a fund for the benefit of its creditors. If a court were to make similar findings about United's issuance of the Debentures, such court could avoid United's obligations under the Debentures or order the Debentures to be subordinated to all existing and future indebtedness of United.

  The measure of insolvency for purposes of the foregoing would vary depending upon the law of the jurisdiction that was being applied. Generally, however, the Company would be considered insolvent if at the time of the Recapitalization the fair value of the Company's assets is less than the amount of the Company's total debts and liabilities or if the Company has incurred debt beyond its ability to repay as such debt matures.
The Board of Directors retained American Appraisal Associates, Inc. ("American Appraisal") to advise it concerning the solvency of the Company as a result of the Recapitalization. In the course of its review, American Appraisal valued the assets of the Company (on a consolidated basis) and United (on a consolidated basis), as going concerns, both immediately before and after, and giving effect to, the Recapitalization. The valuation included the aggregate assets of the business enterprise of each of the Company (on a consolidated basis) and United (on a consolidated basis), or total invested capital as represented by the total net working capital, tangible plant, property and equipment and intangible assets of the respective business enterprises. American Appraisal stated that it believed this to be a reasonable basis on which to value the Company and United and that nothing has come to its attention that caused it to believe that each of the Company (on a consolidated basis) and United (on a consolidated basis), before and after the Recapitalization, will not be going concerns.

  In an opinion rendered to the Board of Directors, American Appraisal stated that, based upon and subject to the conditions and assumptions contained therein, (a) the fair value of the aggregate assets of each of the Company (on a consolidated basis) and United (on a consolidated basis) will exceed their total respective liabilities (including, without limitation, subordinated, unmatured, unliquidated and contingent liabilities), (b) the present fair salable value of the aggregate assets of each of the Company (on a consolidated basis) and United (on a consolidated basis) will be greater than their respective probable liabilities on their debts as such debts become absolute and matured, (c) each of the Company (on a consolidated basis) and United (on a consolidated basis) will be able to pay their respective debts and other liabilities, including contingent liabilities and other commitments, as they mature, (d) the capital remaining in each of the Company (on a consolidated basis) and in United (on a consolidated basis) after consummation of the Recapitalization will not be unreasonably small for the businesses in which the Company and United are engaged, as management of the Company and United has indicated such businesses are conducted and as management has indicated the businesses are proposed to be conducted following the consummation of the Recapitalization, and after giving due consideration to the prevailing practices in the industry in which the Company and United will be engaged, (e) the excess of the fair value of the total assets of the Company over the total liabilities, including contingent liabilities, of the Company, is equal to or exceeds the value of the consideration to be given to stockholders in the Recapitalization plus the stated capital of the Company and (f) the excess of the fair value of the total assets of United over the total liabilities, including contingent liabilities, of United, is equal to or exceeds the value of the stated capital of United.

                                USE OF PROCEEDS

  The proceeds of the Offerings will be used to fund a portion of the cash payment to be made to the holders of Old Shares in connection with the Recapitalization. See "The Recapitalization."

                                 CAPITALIZATION

  The following table sets forth the unaudited consolidated capitalization of United as of March 31, 1994 and as adjusted to give effect to the consummation of the Recapitalization and the Offerings, including (i) the issuance of Debentures and (ii) the ESOP capital recorded as a result of the issuance of the first tranche of the Class 1 ESOP Preferred Stock to the ESOP Trustee and the related charge for unearned ESOP Preferred Stock. The table should be read in conjunction with the "Unaudited Pro Forma Financial Information" included elsewhere in this document.

                                 MARCH 31, 1994
                                -----------------
                                  (IN MILLIONS)
                                            PRO
                                HISTORICAL FORMA
                                ---------- ------
                                   (UNAUDITED)
Short-term borrowings, long-
 term debt maturing within one
 year and current obligations     $  466   $  466
 under capital leases.........    ------   ------
Long-term debt, excluding por-
 tion due within one year:
  Secured notes...............    $1,388   $1,388
  Deferred purchase certifi-
   cates......................       194      194
  Debentures..................     1,000    1,765
  Promissory notes............        29       29
  Unamortized discount on            (15)     (22)
   debt.......................    ------   ------
                                   2,596    3,354
Long-term obligations under          774      774
 capital leases...............    ------   ------
  Total long-term debt and         3,370    4,128
   capital lease obligations..    ------   ------
Shareholder's equity:
  Common stock, $5 par value..       --       --
  Additional capital invested.       839       91
  Retained earnings (deficit)...    (200)    (308)
  ESOP capital................                228
  Unearned ESOP shares........               (228)
  Pension liability adjust-
   ment.......................       (53)     (53)
  Unearned compensation.......       (14)     --
  Unrealized loss on invest-
   ments......................        (2)      (2)
                                  ------   ------
    Total shareholder's equi-        570     (272)
     ty.......................    ------   ------
      Total capitalization....    $4,406   $4,322
                                  ======   ======

           SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

  The following selected consolidated financial information has been derived from United's consolidated financial statements, for each of the fiscal years in the five year period ended December 31, 1993, which statements have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports incorporated by reference herein. Reference is made to said reports for the years 1993 and 1992 which include an explanatory paragraph with respect to the changes in methods of accounting for income taxes and postretirement benefits other than pensions as discussed in the notes to the consolidated financial statements for such years. The consolidated financial information for the three months ended March 31, 1994 and 1993 is unaudited but in the opinion of management includes all adjustments necessary for a fair presentation. The table also sets forth certain information on a pro forma basis giving effect to the Recapitalization and the Offerings. The following financial information should be read in conjunction with the"Unaudited Pro Forma Financial Information" included elsewhere herein and the Consolidated Financial Statements, the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in United's Annual Report on Form 10-K for the year ended December 31, 1993, and Quarterly Report on Form 10-Q for the quarter ended March 31, 1994, as amended, incorporated by reference herein, and United's Current Report on Form 8-K dated May 3, 1994, incorporated herein by reference.

                                       YEAR ENDED DECEMBER 31,
                         ---------------------------------------------------------
                            1993
                          PRO FORMA     1993     1992     1991     1990     1989
                         -----------   -------  -------  -------  -------  -------
                         (UNAUDITED)
                                        (DOLLARS IN MILLIONS)
STATEMENT OF CONSOLI-
 DATED OPERATIONS DATA:
 Operating revenues(a)..   $13,140     $13,168  $11,688  $10,703  $10,282  $ 9,267
 Earnings (loss) from
  operations............       386(b)      295     (496)    (491)     (41)     464
 Earnings (loss) before
  extraordinary item and
  cumulative effect of
  accounting changes....        (8)(b)     (17)    (386)    (335)      96      358
 Net earnings (loss)....      N.A.         (36)    (933)    (335)      96      358
STATEMENT OF
 CONSOLIDATED FINANCIAL
 POSITION DATA (at end
 of period):
 Total assets...........        (c)    $12,153  $12,067  $ 9,907  $ 8,001  $ 7,217
 Total long-term debt
  and capital lease
  obligations, including
  current portion.......        (c)      3,614    3,628    2,531    1,326    1,404
 Shareholders' equity...        (c)        674      738    1,613    1,769    1,665
OTHER DATA:
 Ratio of earnings to
  fixed charges.........        (d)         (d)      (d)      (d)    1.16     2.08
UNITED OPERATING DATA:
 Revenue passengers
  (millions)............        70          70       67       62       58       55
 Average length of a
  passenger trip in
  miles.................     1,450       1,450    1,390    1,327    1,322    1,269
 Revenue passenger miles
  (millions)............   101,258     101,258   92,690   82,290   76,137   69,639
 Available seat miles
  (millions)............   150,728     150,728  137,491  124,100  114,995  104,547
 Passenger load factor..      67.2%       67.2%    67.4%    66.3%    66.2%    66.6%
 Break even passenger
  load factor...........      65.0%       65.5%    70.6%    69.7%    66.5%    62.8%
 Revenue per passenger
  mile..................      11.6c       11.6c    11.3c    11.5c    11.8c    11.6c
 Cost per available seat
  mile..................       8.5c        8.5c     8.9c     9.0c     9.0c     8.4c
 Average price per
  gallon of jet fuel....      63.6c       63.6c    66.4c    71.6c    80.4c    63.6c

                                              THREE MONTHS ENDED MARCH
                                                         31,
                                                     (UNAUDITED)
                                              -----------------------------
                                                1994
                                              PRO FORMA     1994     1993
                                              ---------    -------  -------
                                                  (DOLLARS IN MILLIONS)
STATEMENT OF CONSOLIDATED OPERATIONS DATA:
 Operating revenues(a)......................   $ 3,171     $ 3,173  $ 3,001
 Loss from operations.......................       (16)(b)     (44)    (107)
 Loss before extraordinary item and
  cumulative effect of accounting changes...       (62)(b)     (79)    (129)
 Net Loss...................................      N.A.        (105)    (148)
STATEMENT OF CONSOLIDATED FINANCIAL POSITION
 DATA
 (at end of period):
 Total assets...............................   $12,101     $12,196  $12,515
 Total long-term debt and capital lease
  obligations, including current portion....     4,325       3,567    3,864
 Shareholders' equity.......................      (272)        570      592
OTHER DATA:
 Ratio of earnings to fixed charges.........        (e)         (e)      (e)
UNITED OPERATING DATA:
 Revenue passengers (millions)..............        16          16       16
 Average length of a passenger trip in
  miles.....................................     1,471       1,471    1,433
 Revenue passenger miles (millions).........    23,289      23,289   22,443
 Available seat miles (millions)............    35,598      35,598   35,220
 Passenger load factor......................      65.4%       65.4%    63.7%
 Break even passenger load factor...........      65.8%       66.5%    66.3%
 Revenue per passenger mile.................      11.9c       11.9c    12.0c
 Cost per available seat mile...............       9.0c        9.0c     8.8c
 Average price per gallon of jet fuel.......      58.6c       58.6c    65.9c

- --------

(a) In the first quarter of 1994, United began recording certain air transportation price adjustments, which were previously recorded as commission expense, as adjustments to revenue. Operating revenue amounts and certain operating statistics for periods prior to 1994 have been adjusted to conform with the current presentation. See United's Current Report on Form 8-K dated May 3, 1994, which is incorporated by reference herein.

(b) The earnings (loss) from operations includes an ESOP accounting charge which is dependent on the fair market value of the ESOP Preferred Stock during the period. The pro forma amount is based on an assumed fair value of $120 per share. See note 3 to the Pro Forma Condensed Statement of Consolidated Operations for both the year ended December 31, 1993 and the three months ended March 31, 1994 for the effects of different fair value assumptions on the ESOP accounting charge.

(c) The Pro Forma Statement of Consolidated Financial Position assumes the transaction occurred at March 31, 1994. Therefore, pro forma information at December 31, 1993 is not applicable.

(d) Earnings were inadequate to cover fixed charges by $77 million in 1993, by $694 million in 1992 and by $604 million in 1991. On a pro forma basis, earnings were inadequate to cover fixed charges by $63 million in 1993.

(e) Earnings were inadequate to cover fixed charges by $130 million and $211 million for the three month periods ended March 31, 1994 and 1993, respectively. On a pro forma basis, earnings were inadequate to cover fixed charges by $102 million for the three months ended March 31, 1994.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

  The following unaudited Pro Forma Condensed Statements of Consolidated Operations for the year ended December 31, 1993 and the three months ended March 31, 1994, and the unaudited Pro Forma Condensed Statement of Consolidated Financial Position as of March 31, 1994 for United and its subsidiaries have been prepared to reflect the impact of the Recapitalization on United, including: (i) the recognition of unearned ESOP Preferred Stock and related ESOP capital as a result of the issuance of the first tranche of Class 1 ESOP Preferred Stock, (ii) the Offerings of Debentures and distribution of proceeds to the Company, (iii) the recognition of the employee stock ownership plan accounting charge, (iv) the reduction in salaries and related cost for the anticipated impact of the wage and benefit reductions and certain work-rule changes and (v) the recognition of the anticipated benefits of the agreement to sell the U.S. flight kitchens. The unaudited Pro Forma Condensed Statements of Consolidated Operations were prepared as if the Recapitalization had occurred on January 1, 1993. The unaudited Pro Forma Condensed Statement of Consolidated Financial Position was prepared as if the Recapitalization occurred on March 31, 1994.

  These statements are based on an assumed purchase price for the Class 1 ESOP Preferred Stock at the Effective Time of $120 per share. The $120 per share assumed purchase price of Class 1 ESOP Preferred Stock is based on an assumed market price of a New Share at the Effective Time of $87. The assumption is based upon (i) an assumed market price of an Old Share at the Effective Time of approximately $131.5 per share, (ii) an assumed value of the non-New Share portion of the Recapitalization Consideration of $88 per Old Share, and (iii) a purchase price premium for the Class 1 ESOP Preferred Stock over the assumed value of a New Share of 38%. The actual purchase price for the Class 1 ESOP Preferred Stock at the Effective Time will be determined pursuant to the terms of the purchase agreement with the ESOP Trustee, which provides for a purchase price equal to 1.38 times the Closing Price (as defined in the ESOP Stock Purchase Agreement) except that if the Closing Price is less than 98% of the average of the Adjusted Old Share Price (as defined in the ESOP Purchase Agreement) for the five trading days immediately preceding the Effective Time, the purchase price shall be equal to the product of 1.38 and such average price. There can be no assurance as to the actual purchase price of the Class 1 ESOP Preferred Stock; the Closing Price or the Adjusted Old Share Price. These statements do not purport to be indicative of the financial position or results of operations that may be obtained in the future or that would actually have been obtained had the Recapitalization occurred on the dates indicated.

  The pro forma statements assume the Recapitalization is not accounted for as an acquisition or merger and, accordingly, United's assets and liabilities have not been revalued. The distribution to the Company of proceeds from the United Debt Offerings of Debentures is charged to additional capital invested.

  The ESOPs are being accounted for in accordance with the American Institute of Certified Public Accountants Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans" ("SOP"). The ESOPs consist of a leveraged ESOP (the "Leveraged ESOP"), a non-leveraged qualified ESOP (the "Non-Leveraged Qualified ESOP" and, together with the Leveraged ESOP, the "Qualified ESOP") and the supplemental ESOP (the "Supplemental ESOP"). The ESOP Preferred Stock consists of Class 1 Convertible ESOP Preferred Stock (the "Class 1 ESOP Preferred Stock") and Class 2 ESOP Convertible Preferred Stock (the "Class 2 ESOP Preferred Stock"). Pursuant to the Plan of Recapitalization, the ESOP Preferred Stock will be sold or transferred to the ESOPs in seven transactions (referred to herein as the "ESOP Tranches") over the 69 months following the Effective Time. For the Leveraged ESOP, the Company will issue Class 1 ESOP Preferred Stock through seven ESOP Tranches at the Effective Time, approximately thirteen months following the Effective Time, annually thereafter for four years and on January 1, 2000. As the shares are issued to the Leveraged ESOP, United will report the issuance of shares as a credit to ESOP capital based on the fair value of the stock when such issuance occurs and report a corresponding charge to unearned ESOP Preferred Stock. As shares of Class 1 ESOP Preferred Stock are earned or committed to be released, compensation expense will be recognized equal to the average fair value of the shares committed to be released with a corresponding credit to unearned ESOP Preferred Stock. Any differences between the fair value of the shares committed to be released and the cost of the shares to the ESOP will be charged or credited to ESOP capital. For the Non-Leveraged Qualified ESOP, the shares of Class 2 ESOP Preferred Stock will be recorded as the shares are committed to be contributed to the ESOP, with the offsetting entry to compensation expense. Compensation expense will be recorded based on the fair value of the shares committed to be contributed to the ESOP, in accordance with the SOP. The pro forma financial statements assume that the Supplemental ESOP is accounted for the same as the Non-Leveraged Qualified ESOP (i.e. pursuant to the SOP). It is possible that, because the Supplemental ESOP is a non-qualified plan, the Company may account for it under Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees," instead. The Company would not expect this to result in a material difference. The unearned ESOP Preferred Stock, ESOP capital and employee stock ownership accounting charge will be recorded on United's books since participants in the ESOP are employees of United.
  The unaudited Pro Forma Condensed Statements of Consolidated Operations include the recurring charges and credits which are directly attributable to the Recapitalization, such as the interest expense arising from the Debentures, the effects of the wage and benefit reductions and certain work-rule changes resulting from the employee investment, and the employee stock ownership plan accounting charge. No adjustments have been made to the pro forma revenues and expenses to reflect the results of structural changes in operations, such as U2, that might have been made had the changes been consummated on the assumed effective dates for presenting pro forma results.

  The pro forma adjustments are based upon available information and upon certain assumptions that United believes are reasonable. In addition, this information should be read in conjunction with United's Annual Report on Form 10-K for the year ended December 31, 1993, and United's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994, which are incorporated by reference herein and which include United's Consolidated Financial Statements, the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and United's Current Report on Form 8-K dated May 3, 1994, which is incorporated by reference herein.
                UNITED AIR LINES, INC. AND SUBSIDIARY COMPANIES

           PRO FORMA CONDENSED STATEMENT OF CONSOLIDATED OPERATIONS

                         YEAR ENDED DECEMBER 31, 1993
                                 (IN MILLIONS)

                                              HISTORICAL   ADJUSTMENTS  PRO FORMA
                                              ----------   -----------  ---------
Operating revenues...........................  $13,168(7)     $(28)(1)   $13,140
Operating expenses:
 Salaries and related costs..................    4,695        (428)(2)
                                                              (191)(1)     4,076
 Employee stock ownership plan accounting
  charge.....................................                  369 (3)       369
 Other.......................................    8,178(7)      131 (1)     8,309
                                               -------        ----       -------
                                                12,873        (119)       12,754
                                               -------        ----       -------
Earnings (loss) from operations..............      295          91           386
                                               -------        ----       -------
Other income (expense):
 Interest, net...............................     (221)        (77)(4)      (298)
 Other, net..................................     (100)                     (100)
                                               -------        ----       -------
                                                  (321)        (77)         (398)
                                               -------        ----       -------
Loss from continuing operations
 before income taxes.........................      (26)         14           (12)
Provision (credit) for income taxes..........       (9)          5 (5)        (4)
                                               -------        ----       -------
Loss from continuing operations..............  $   (17)       $  9 (6)   $    (8)
                                               =======        ====       =======

    See accompanying notes to Pro Forma Condensed Statement of Consolidated
                                  Operations.

                UNITED AIR LINES, INC. AND SUBSIDIARY COMPANIES

                         NOTES TO PRO FORMA CONDENSED
                     STATEMENT OF CONSOLIDATED OPERATIONS

                     FOR THE YEAR ENDED DECEMBER 31, 1993

(1) United entered into an agreement to sell its U.S. flight kitchens over a period of months beginning in December 1993 through June 1994, and an agreement to acquire catering services for a seven year period. This adjustment eliminates $28 million of sales revenues and $191 million of compensation costs recorded in 1993 relating to the U.S. flight kitchens that were sold, and adds estimated incremental catering costs of $131 million.

(2) To adjust compensation expense for the pro forma effect of wage and benefit reductions and certain work-rule changes resulting from the employee investment that provide for wage and other compensation savings during the approximately six year period beginning at the Effective Time. The pro forma adjustment represents the estimated savings in the 12 months assuming that such savings had commenced at the beginning of the period. The pro forma adjustment does not include any savings related to U2.

(3) To record non-cash compensation for shares of ESOP Preferred Stock committed to be released to employees during the period based on the average fair value of such ESOP Preferred Stock. The average fair value of the ESOP Preferred Stock is based on two components: (1) the average fair value of the New Shares into which the ESOP Preferred Stock is convertible plus (2) a premium attributable to the dividend paying feature of the ESOP Preferred Stock. For purposes of the pro forma adjustment, the average fair value of the ESOP Preferred Stock was assumed to be the initial purchase price of $120. In future years, it is anticipated that the ESOP Preferred Stock price, for purposes of computing the employee stock ownership plan accounting charge, will be determined by an independent appraiser who will value both components. Additionally, in future years, the shares committed to be released that are used to satisfy the dividends payable on previously allocated shares will be charged to retained earnings rather than compensation expense.

  The shares of the ESOP Preferred Stock committed to be released are a fraction of the original ESOP Preferred Stock shares. It is anticipated the shares will be released in a level fashion over the 69 months of the ESOP taking into account the partial period in 1994 and 2000. This would result in approximately 3.07 million ESOP Preferred Stock shares committed to be released in each full calendar year. Shares released in a partial year would be pro rated.

  Since future expense is dependent on the fair market value of the ESOP Preferred Stock, such expense is difficult to forecast and may vary significantly from the value in the pro forma adjustment. Changes in the price of a New Share directly affect the determination of the value of an ESOP Preferred Stock share. In addition, if the average value of a New Share exceeds $136 during the first 12 months after the Effective Time, additional shares of ESOP Preferred Stock will be issued to the Qualified ESOP or reserved for issuance to the Supplemental ESOP to increase the ESOP's ownership from approximately 55% up to a maximum of approximately 63%. Future expense is also affected by the premium associated with the dividend paying feature which shrinks over time as the dividend paying period is reduced.

  Following is a summary of the impact to the employee stock ownership plan accounting charge of a range of fair market values:

               AVERAGE ESOP                                    ESOP ACCOUNTING
              PREFERRED STOCK                                      CHARGE*
                FAIR VALUE                                       (MILLIONS)
              ---------------                                  ---------------
                   $110                                             $338
                    120                                              369
                    130                                              400
                    140                                              430

    --------
    *Assumes 3.07 million shares committed to be released in the pro forma period and no shares used to satisfy dividends payable since shares are not allocated to participants until December 31. In later years shares will be used to satisfy dividends on allocated shares, which will reduce the ESOP accounting charge.

  The following illustrates the impact to the ESOP accounting charge if the average value of the New Shares in the first 12 months exceeds $136 per share.

                                                     SHARES TO
                                                        BE           INCREASE IN
    AVERAGE       AVERAGE ESOP       ADDITIONAL      RELEASED      ESOP ACCOUNTING
   NEW SHARE     PREFERRED STOCK      SHARES TO      FOR FIRST       CHARGE****
     PRICE         FAIR VALUE*       BE ISSUED**      YEAR***        (MILLIONS)
   ---------     ---------------     -----------     ---------     ---------------
     $136             $168                    0              0          $  0
      140              172            2,260,410        393,115            68
      150              182            6,949,234      1,208,562           220

    --------
     *Assumes a dividend premium of $32 per share.

    **To achieve the maximum increase in ownership, the price of a New Share must average at least $149.10 during the first 12 months after the Effective Time. If the average price of a New Share is less than or equal to $136, no additional shares of ESOP Preferred Stock will be issued.
   ***The additional shares will be released in a level fashion over the 69 months of the ESOP.
  ****Represents the first year increase; subsequent increases are dependent on changes in the fair value of ESOP Preferred Stock.

(4) To record interest expense of $72 million on the Series A Debentures at an annual estimated interest rate of 9.0% and on the Series B Debentures at an annual estimated interest rate of 9.7%, and to record amortization of the underwriting discount. The pro forma adjustment also includes foregone interest income due to the reduction in United's average investment balance resulting from the transaction. For purposes of the pro forma adjustment, the interest rates on the Debentures are based on the rates set in the Plan of Recapitalization. The actual rates will be reset prior to the Effective Time and the reset is limited to an additional 112.5 basis points. If the reset results in the actual rate being at the maximum interest rate, interest expense would increase by an additional $9 million for the year. Further, if the United Debt Offerings are not consummated and the Unions request prior to the date on which the reset rates are announced that the Debentures contain a call provision, the actual rates could increase above the maximum.

  The underwriting agreement for the United Debt Offerings are expected to reflect that if either or both of such Offerings are consummated, the interest rates may be adjusted to permit the applicable Debentures to be sold at or closer to par, but if this is done, the principal amount of the series of Debentures will be reduced so that the interest payable will not exceed the maximum amount which was calculated based upon the stated maximum interest rate. If the United Debt Offerings are not consummated, the interest rates are subject to the stated maximum, except as described in the preceding paragraph.

(5) To adjust the provision (credit) for income taxes to reflect the tax effect of changes to pretax income at the statutory rate in effect during 1993. For purposes of the pro forma adjustment, the book and tax employee stock ownership plan compensation charge are assumed to be the same.

(6) If the Recapitalization is consummated, United expects to recognize nonrecurring charges of approximately $44 million relating to additional severance benefits for employees terminated as a result of the sale of the flight kitchens, up to $49.15 million of transaction fees and expenses incurred by ALPA, the IAM and certain advisors in connection with the structuring and establishment of the ESOPs, $30 million for United's transaction fees and expenses, $17 million of compensation expense relating to vesting the unvested restricted stock as a result of the change in control, $21 million of payments and benefits to Mr. Greenwald and officers who are retiring at the Effective Time, and $13 million of compensation expense (based on an assumed Old Share price of approximately $131.5 at the Effective Time) relating to the vesting of unvested stock options (the "Options") and the implementation of a feature that provides for cashless exercise of Options in the event of the Recapitalization. (The existing Option holders are only entitled to utilize the cashless exercise feature if the Recapitalization occurs. The pro forma financial information assumes all in-the-money Options are exercised at the Effective Time and, since the cashless exercise results in variable plan accounting, there is an initial nonrecurring charge for the cashless exercise feature but no ongoing impact; however, if Option holders do not exercise their Options at the Effective Time, there will be an ongoing accounting impact for the changes in the fair market value of the consideration distributed in respect of Old Shares pursuant to the Recapitalization that is issuable upon exercise of such Options.) The total after-tax effect of the nonrecurring charges is $122 million. Due to the nonrecurring nature of these charges, they have been excluded from the Pro Forma Condensed Statement of Consolidated Operations.

(7) In the first quarter of 1994, United began recording certain air transportation price adjustments, which were previously recorded as commission expense, as adjustments to revenue. Historical operating revenue and expense amounts have been adjusted to conform with the current presentation. See United's Current Report on Form 8-K dated May 3, 1994, which is incorporated by reference herein.

                UNITED AIR LINES, INC. AND SUBSIDIARY COMPANIES
            PRO FORMA CONDENSED STATEMENT OF CONSOLIDATED OPERATIONS

                      FOR THE THREE MONTHS MARCH 31, 1994
                                 (IN MILLIONS)

                                              HISTORICAL ADJUSTMENTS  PRO FORMA
                                              ---------- -----------  ---------
Operating revenues...........................   $3,173      $  (2)(1)  $3,171
Operating expenses:
 Salaries and related costs..................    1,202       (111)(2)
                                                              (27)(1)   1,064
 Employee stock ownership plan accounting
  charge.....................................                  86 (3)      86
 Other.......................................    2,015         22 (1)   2,037
                                                ------      -----      ------
                                                 3,217        (30)      3,187
                                                ------      -----      ------
Earnings (loss) from operations..............      (44)        28         (16)
                                                ------      -----      ------
Other income (expense):
 Interest, net...............................      (60)       (19)(4)     (79)
 Other, net..................................      (16)        19 (5)       3
                                                ------      -----      ------
                                                   (76)       --          (76)
                                                ------      -----      ------
Loss from continuing operations
 before income taxes.........................     (120)        28         (92)
Provision (credit) for income taxes..........      (41)        11 (6)     (30)
                                                ------      -----      ------
Loss from continuing operations..............   $  (79)     $  17      $  (62)
                                                ======      =====      ======


    See accompanying notes to Pro Forma Condensed Statement of Consolidated
                                  Operations.

                UNITED AIR LINES, INC. AND SUBSIDIARY COMPANIES

                          NOTES TO PRO FORMA CONDENSED
                      STATEMENT OF CONSOLIDATED OPERATIONS

                       THREE MONTHS ENDED MARCH 31, 1994

(1) United entered into an agreement to sell its U.S. flight kitchens over a period of months beginning in December 1993 through June 1994, and an agreement to acquire catering services for a seven year period. This adjustment eliminates $2 million of sales revenues and $27 million of compensation costs recorded in the first quarter of 1994 relating to the U.S. flight kitchens that were sold, and adds estimated incremental catering costs of $22 million.

(2) To adjust compensation expense for the pro forma effect of wage and benefit reductions and certain work-rule changes resulting from the employee investment that provide for wage and other compensation savings during the approximately six year period beginning at the Effective Time. The pro forma adjustment represents the estimated savings in the first quarter of 1994 assuming that such savings had commenced at the beginning of the prior year. The pro forma adjustment does not include any savings related to U2.

(3) To record non-cash compensation for shares of ESOP Preferred Stock committed to be released to employees during the period based on the average fair value of the ESOP Preferred Stock. For purposes of the pro forma adjustment, the average fair value of the ESOP Preferred Stock was assumed to be the initial assumed purchase price of $120. The pro forma calculations assume that shares committed to be released in 1993 were allocated to participant accounts at the end of 1993. Thus, the portion of shares committed to be released in 1994 that will be used to satisfy dividend payable on allocated shares is charged to retained earnings rather than non-cash compensation expense. It is anticipated that in the first quarter of 1994, approximately 768,000 shares of ESOP Preferred Stock will be committed to be released, and that approximately 54,000 of these shares will be used for dividends.

  Since future expense is dependent on the fair market value of the ESOP Preferred Stock, such expense is difficult to forecast and may vary significantly from the value in the pro forma adjustment. Changes in the price of a New Share directly affect the determination of the value of an ESOP Preferred Stock share. In addition, if the average value of a New Share exceeds $136 during the first 12 months after the Effective Time, additional shares of ESOP Preferred Stock will be issued to the Qualified ESOP or reserved for issuance to the Supplemental ESOP. Future expense is also affected by the premium associated with the dividend paying feature which shrinks over time as the dividend paying period is reduced.

  Following is a summary of the impact to the employee stock ownership plan accounting charge of a range of fair market values:

               Average ESOP                                    ESOP Accounting
              Preferred Stock                                      Charge*
                Fair Value                                       (millions)
              ---------------                                  ---------------
               $110                                                 $ 79
                120                                                   86
                130                                                   93
                140                                                  100

  --------

    * Assumes 768,000 shares committed to be released in the pro forma period and approximately 54,000 shares used for dividends which are charged to retained earnings. As additional shares are allocated in later years, the employee stock ownership plan accounting charge will be reduced.

  The following illustrates the impact to the employee stock ownership plan accounting charge for the quarter if the average value of the New Shares in the first 12 months exceeds $136 per share.

                  Average ESOP                     Shares to be       Increase in
     Average       Preferred       Additional        Released       ESOP Accounting
    New Share      Stock Fair       Shares to        for the          Charge****
      Price          Value*        be Issued**      Quarter***        (millions)
    ---------     ------------     -----------     ------------     ---------------
     $136             $168              0               0                 $ 0
      140              172          2,260,410         98,279               16
      150              182          6,949,239        302,141               51

  --------
     *Assumes a dividend premium of $32.

    ** To achieve the maximum increase in additional shares, the price of a New Share must average at least $149.10 during the first 12 months after the Effective Time. If the average price of a New Share is less than or equal to $136, no additional shares of ESOP Preferred Stock will be issued.
   *** The additional shares will be released in a level fashion over the 69 months of the ESOP.
  ****Represents the increase for the quarter; subsequent increases are dependent on changes in the fair value of the ESOP Preferred Stock.

(4) To record interest expense of $18 million on the Series A Debentures at an annual estimated interest rate of 9.0% and on the Series B Debentures at an annual estimated interest rate of 9.7%, and to record amortization of the underwriting discount. The pro forma adjustment also includes foregone interest income due to the reduction in United's average investment balance resulting from the transaction. For purposes of the pro forma adjustment, the interest rates on the Debentures are based on the rates set in the Plan of Recapitalization. The actual rates will be reset prior to the Effective Time and any upward reset is limited to an additional 112.5 basis points. If the reset results in the actual rate being at the maximum interest rate, interest expense would increase by an additional $2 million for the quarter. Further, if the United Debt Offerings are not consummated and the Unions request prior to the date on which the reset rates are announced that the Debentures contain a call provision, the actual rates may increase above the maximum.

(5) To reverse $19 million of nonrecurring fees and expenses relating to the Recapitalization which were recorded in the first quarter of 1994.

(6) To adjust the provision (credit) for income taxes to reflect the tax effect of changes to pretax income at the statutory rate in effect during the first quarter of 1994. For purposes of the pro forma adjustment the book and tax employee stock ownership plan compensation charge are assumed to be the same.

                UNITED AIR LINES, INC. AND SUBSIDIARY COMPANIES
        PRO FORMA CONDENSED STATEMENT OF CONSOLIDATED FINANCIAL POSITION

                                 MARCH 31, 1994
                        (IN MILLIONS, EXCEPT SHARE DATA)

                   ASSETS                     HISTORICAL ADJUSTMENTS  PRO FORMA
                   ------                     ---------- -----------  ---------
Current assets:
  Cash and cash equivalents..................  $   666      $(140)(1)  $
                                                              758 (3)
                                                             (765)(3)
                                                                8 (9)      527
  Short-term investments.....................      542                     542
  Other......................................    2,241         44 (2)    2,285
                                               -------      -----      -------
                                                 3,449        (95)       3,354
                                               -------      -----      -------
Operating property and equipment.............   12,211                  12,211
Less: Accumulated depreciation
    and amortization.........................   (5,164)                 (5,164)
                                               -------      -----      -------
                                                 7,047                   7,047
                                               -------      -----      -------
Other assets:
  Other......................................    1,700                   1,700
                                               -------      -----      -------
                                               $12,196      $ (95)     $12,101
                                               =======      =====      =======
    LIABILITIES AND SHAREHOLDER'S EQUITY
    ------------------------------------
Current liabilities:
  Short-term borrowings, long-term debt
   maturing within one year and current
   obligations under capital leases..........  $   466      $          $   466
  Other......................................    4,473        (11)(9)    4,462
                                               -------      -----      -------
                                                 4,939        (11)       4,928
                                               -------      -----      -------
Long-term debt...............................    2,596        758 (3)    3,354
                                               -------      -----      -------
Long-term obligations under capital leases...      774                     774
                                               -------      -----      -------
Other liabilities, deferred credits and
 minority interest...........................    3,317                   3,317
                                               -------      -----      -------
Shareholder's equity:
  Common stock, $5 par value; 1,000 shares
   authorized; 200 shares outstanding........      --                      --
  Additional capital invested................      839       (765)(3)
                                                               13 (5)
                                                                4 (6)       91
  Retained earnings (deficit)................     (200)      (108)(7)     (308)
  ESOP capital...............................                 228 (4)      228
  Unearned ESOP Preferred Stock..............                (228)(4)     (228)
  Unearned compensation......................      (14)        14 (8)      --
  Pension liability adjustment ..............      (53)                    (53)
  Unrealized loss of investments.............       (2)                     (2)
                                               -------      -----      -------
                                                   570       (842)        (272)
                                               -------      -----      -------
                                               $12,196      $ (95)     $12,101
                                               =======      =====      =======

  See the accompanying notes to Pro Forma Condensed Statement of Consolidated
                              Financial Position.

  UNITED AIR LINES, INC. AND SUBSIDIARY COMPANIES NOTES TO PRO FORMA CONDENSED
                  STATEMENT OF CONSOLIDATED FINANCIAL POSITION

                                 MARCH 31, 1994

(1) To record the cash impact of the estimated fees and transaction expenses, including expenses for United, ALPA and the IAM, severance payments to terminated officers and flight kitchen employees, and payments relating to the employment agreement with Mr. Greenwald.

(2) To record the tax effects relating to nonrecurring charges recognized as a result of the transaction.

(3) To record the Offerings of $382.5 million principal amount of Series A Debentures and $382.5 million principal amount of Series B Debentures and to record the distribution of proceeds to UAL. The Debentures are being recorded at their face amount based on the assumption that they will be priced to trade at par, less the underwriting discount of $7 million. The actual rates on the Debentures will be reset prior to the Effective Time and the Debentures are subject to a maximum interest rate of 112.5 basis points above the rates set in the Plan of Recapitalization. The underwriting agreements for the United Debt Offerings are expected to provide that if either or both of the United Debt Offerings are consummated, the interest rates on the Debentures being offered may be adjusted in order for the Debentures to be sold at or closer to par, in which case the principal amount of the Debentures will be reduced so that the annual interest expense will not exceed the stated maximum which was calculated based upon the rate cap. If either or both of the United Debt Offerings are not consummated and the interest rate exceeds the cap, the Debentures will be recorded at a discount.

(4) To record the ESOP capital as a result of the initial issuance of shares of UAL's Class 1 ESOP Preferred Stock to the Leveraged ESOP for an aggregate purchase price of $228 million and to record the related charge to unearned ESOP Preferred Stock. The $228 million was determined based on (i) 1,899,059 shares of Class 1 ESOP Preferred Stock expected to be issued in the first ESOP Tranche as of the Effective Time and (ii) an assumed purchase price of $120 per share. The Company and the Unions may, prior to the Effective Time, agree to increase or decrease the number of shares of Class 1 ESOP Preferred Stock sold at the Effective Time. The agreement with the ESOP Trustee provides that the number of shares of Class 1 ESOP Preferred Stock sold at the Effective Time shall be no more than 2,088,965 and no fewer than 1,709,153, provided, however, that the number of shares sold in the first ESOP Tranche will be adjusted if the Effective Time is before or after July 1, 1994. In general, the actual price per share for the first ESOP Tranche will be calculated as provided in the ESOP Stock Purchase Agreement. Thus, the ultimate amount recorded at the Effective Time will differ from the pro forma adjustment in order to reflect the actual number of shares issued and the and the purchase price calculated under the ESOP Stock Purchase Agreement.

   Six additional ESOP Tranches will be issued to the Leveraged ESOP during the 69 months subsequent to the Effective Time, with the total shares of Class 1 ESOP Preferred Stock issued in the seven ESOP Tranches aggregating approximately 14,000,000 shares (subject to increase). The price for the subsequent ESOP Tranches will be as agreed between the Company and the ESOP Trustee at the time of each sale. As the subsequent ESOP Tranches are issued, the shares will be reported as a credit to additional capital invested based on the fair value of the stock when such issuances occur with a corresponding charge to "Unearned ESOP Preferred Stock."

  The unearned ESOP Preferred Stock recorded in the pro forma adjustment together with the unearned ESOP Preferred Stock recorded from subsequent ESOP Tranches will be recognized as compensation expense over the approximately six year investment period as the shares are committed to be released. The difference between the compensation expense recorded, which is based on the fair value of the stock during an accounting period, and the recorded cost of the unearned ESOP Preferred Stock will be recorded to ESOP capital.

   ESOP capital will also be recorded over the approximately six year investment period as the shares of UAL's Class 2 ESOP Preferred Stock are committed to be contributed to the Non-Leveraged Qualified ESOP and credited to employees pursuant to the Supplemental ESOP with the offsetting entry being to compensation expense. The number of shares of Class 2 ESOP Preferred Stock that will be issued will be equal to 17,675,345 less the number of shares of Class 1 ESOP Preferred Stock that will be sold to the Leveraged ESOP.

   The ESOP Preferred Stock is convertible into New Shares at any time at the election of the ESOP Trustee at a rate of one New Share for each share of ESOP Preferred Stock (subject to adjustment). Primarily because of limitations imposed by the Internal Revenue Code, the ESOP consists of three major portions: the Leveraged ESOP, the Non-Leveraged Qualified ESOP, and the Supplemental ESOP. Shares of ESOP Preferred Stock issued under the Leveraged ESOP and the Non-Leveraged Qualified ESOP will be held by the ESOP Trustee. Under the Supplemental ESOP, shares will be credited as Book-Entry Shares when earned by employees, and will be issued to employees as New Shares, generally upon termination of employment. ALPA has the right to elect, at any time, before or after the Effective Time, that the Supplemental ESOP be maintained by the actual issuance of Class 2 ESOP Preferred Stock to a non-qualified trust established under the Supplemental Plan. In general, the Plan of Recapitalization is designed to maximize the number of shares of ESOP Preferred Stock that may be sold to the Qualified ESOP. However, because of certain limitations imposed by the Internal Revenue Code, a portion of the equity interest to be obtained by the ESOP Trustee may not be sold to the Qualified ESOP. The Class 1 ESOP Preferred Stock contains a fixed dividend feature which is intended to maximize the number of shares of Class 1 ESOP Preferred Stock that may be sold to the Qualified ESOP consistent with the applicable provisions of the Internal Revenue Code. To the extent the Qualified ESOP is unable to purchase the Class 1 ESOP Preferred Stock, Class 2 ESOP Preferred Stock will be issued, to the extent permitted by the limitations of the Internal Revenue Code, to the ESOP Trustee pursuant to the Non-Leveraged Qualified ESOP. Class 2 ESOP Preferred Stock will not contain a fixed dividend. To the extent that Class 2 ESOP Preferred Stock cannot be issued to the ESOP Trustee because of the limitations of the Internal Revenue Code, the Company will credit Book-Entry Shares to accounts established for the employees.

(5) To account for the cashless exercise of options in the event of the Recapitalization. (Amount of the entry is based on an assumed Old Share price at the Effective Time of approximately $131.5 per share.)

(6) To record 25,000 restricted shares to Mr. Greenwald that will vest at the Effective Time.

(7) Represents the offset to entries (1), (2), (5), (6), (8) and (9).

(8) To record the vesting of the unvested restricted stock as a result of the Recapitalization.

(9) To reverse $19 million of transaction fees and expenses recorded during the first quarter of 1994 because these expenses are included in entry (1).

                                   MANAGEMENT

BOARD OF DIRECTORS

 General

  As described above, the Plan of Recapitalization was entered into to implement a majority employee ownership transaction, and after consummation of the Recapitalization, the ESOPs, which were established for the benefit of United's employees, will have a common equity interest in the Company of at least approximately 55% (determined on the basis described in the Plan of Recapitalization). The corporate governance structure of the Company following the Recapitalization will feature a twelve-member Board of Directors, only three of whom will be appointed by the Unions and other representatives of salaried and management employees. Of the remainder, five (including the CEO and another senior executive officer) will be selected by the holders of the New Shares and four will be designated as Independent Directors. Except for certain exceptions, a majority vote of the Board is required for most Board actions. See "Certain Risk Factors--Governance Structure; Employee Ownership Influence."

  The following information concerns the persons who have agreed to serve, or who have been nominated for election, as members of the Board following the Effective Time. Such information includes their names, ages, the class pursuant to which they will serve, their principal occupations for the past five years and their directorships with other corporations. Four initial Public Directors will be elected at the Meeting. A fifth Public Director will be elected after the Meeting.

  GERALD GREENWALD, 58 (PUBLIC DIRECTOR). Chairman, Tatra Truck Company, Czech Republic. Mr. Greenwald served as Vice Chairman of the Chrysler Corporation from 1989 to 1990. Prior thereto, Mr. Greenwald was employed by Chrysler for approximately 10 years in a number of senior executive positions. In 1990, Mr. Greenwald was selected to serve as chief executive officer of United Employee Acquisition Corporation in connection with the proposed 1990 employee acquisition of the Company. Following the termination of that proposed transaction, Mr. Greenwald served as a managing director of Dillon Read & Co. Inc. (investment banking) in 1991 and as president of Olympia & York Developments Limited (a real estate development company that was in the process of a bankruptcy restructuring prior to Mr. Greenwald's agreeing to serve as president) from April 1992 until March 1993. Mr. Greenwald currently serves as a director of Aetna Life and Casualty Company, Honeywell Inc., Reynolds Metals Company and is a trustee of Princeton University. Mr. Greenwald also serves as chairman of the Tatra Truck Company and has served in such capacity since March 1993. Mr. Greenwald previously served for a number of years as a director of GPA Group PLC (international aircraft financing and leasing). Mr. Greenwald has not previously served on the Board.

  DUANE D. FITZGERALD, 54 (INDEPENDENT DIRECTOR). Chairman, President and Chief Executive Officer, Bath Iron Works Corporation (Shipbuilding). Mr. Fitzgerald has not previously served on the Board. Mr. Fitzgerald served as Bath Iron Works' President and Chief Operating Officer from December 1988 until September 1991 when he was appointed to his current positions. Mr. Fitzgerald is also a director of the Shipbuilders Council of America and a trustee of the University of Maine System and of Boston University.

  ROGER D. HALL, 55 (ALPA DIRECTOR). Chairman, United Airlines Pilots Master Executive Council, Air Line Pilots Association, International and Captain B737-200, United Air Lines, Inc. Captain Hall has not previously served on the Board. Captain Hall has been Chairman of the UAL-MEC since January, 1992. He served as ALPA First Vice President from 1987 to 1990. He has been a B737-200 Captain since 1983. Captain Hall is also an Executive Board Member and Executive Council Member of ALPA.

  RICHARD D. MCCORMICK, 53 (INDEPENDENT DIRECTOR). Chairman of the Board, President and Chief Executive Officer of US West, Inc. (telecommunications) Mr. McCormick has not previously served on the Board. Mr. McCormick has been Chairman of US West since May 1992 and President and Chief Executive Officer since 1991. He served as President and Chief Operating Officer from 1986 to 1991. Mr. McCormick is also a director of Norwest Corporation and Super Valu Stores, Inc.

  JOHN F. MCGILLICUDDY, 63 (PUBLIC DIRECTOR). Retired Chairman and Chief Executive Officer, Chemical Banking Corporation (banking and finance). Director since 1984. Mr. McGillicuddy served as Chairman and Chief Executive Officer of Chemical Banking Corporation from 1992 until his retirement in December 1992, and of Manufacturers Hanover Corporation and Manufacturers Hanover Trust Company from 1979 until the merger of Manufacturers Hanover Corporation and Chemical Banking Corporation on January 1, 1992. Mr. McGillicuddy is also a director of Chemical Banking Corporation, The Continental Corporation and USX Corporation.

  JAMES J. O'CONNOR, 57 (PUBLIC DIRECTOR). Chairman and Chief Executive Officer, Commonwealth Edison Company (electric power utility). Director since 1984. Mr. O'Connor is also a director of American National Can Company, Corning Incorporated, First Chicago Corporation, the Chicago Stock Exchange, Scotsman Industries, Inc. and The Tribune Company.

  JOHN PETERPAUL, 58 (IAM DIRECTOR). Retired Vice President, International Association of Machinists and Aerospace Workers. Mr. Peterpaul has not previously served on the Board. Mr. Peterpaul retired from the IAM in May 1994. He is a member of the Executive Board, General Council and Management Committee of the International Transport Workers' Federation (ITF), headquartered in London, England. He has served as Labor Chairman of the National Transportation Apprenticeship and Training Conference, Chairman of the Railway Labor Executives' Association and has served on numerous other labor and government committees including the National Commission to Ensure a Strong Competitive Airline Industry.

  PAUL E. TIERNEY, JR., 51 (PUBLIC DIRECTOR). Managing Director, Gollust, Tierney and Oliver, Inc. (investment banking). Director since October 18, 1990. Mr. Tierney is also Chairman of the Board of Directors of Technoserve, Inc., a director of the Argentine Investment Fund, the Straits Corporation and the Overseas Development Council and a Governor of the United Nations Association.

  JOHN K. VAN DE KAMP, 58 (INDEPENDENT DIRECTOR). Partner, Dewey Ballantine (law firm). He has not previously served on the Board. Mr. Van de Kamp served as Attorney General of the State of California from 1983 until January 1991. He is also a member of the advisory board of Falcon Classic Cable Companies, Ltd. and a director of Lawry's Restaurants, Inc. In addition, Mr. Van de Kamp serves on the board of directors of the following non-profit organizations: Day One, the Eisenhower World Affairs Institute, the Los Angeles Conservation Corps, the Planning and Conservation League and the Rockefeller Center for Social Sciences at Dartmouth College. He is also President of the Board of Governors of the City Club of Bunker Hill.

  JOSEPH V. VITTORIA, 58 (SALARIED AND MANAGEMENT DIRECTOR). Chairman and Chief Executive Officer, Avis, Inc. since September 1987 (automobile renting and leasing). Mr. Vittoria has not previously served on the Board.

  PAUL A. VOLCKER, 66 (INDEPENDENT DIRECTOR). Chairman, James D. Wolfensohn Inc. (investment banking) and Frederick H. Schultz Professor of International Economic Policy, Princeton University. Mr. Volcker has not previously served on the Board. Mr. Volcker is also a director of Nestle S.A., Municipal Bond Assurance Corp. (MBIA), the American Stock Exchange and Prudential Insurance Co. of America. He is Chairman of the North American Committee of the Trilateral Commission, the Group of 30, the Advisory Boards of the Center for Strategic and International Studies and the Arthritis Foundation; he is co-chairman of the Bretton Woods Committee and the United States Hong Kong Economic Cooperation Committee. Mr. Volcker is also associated as trustee or member of the Board of Directors with the Council on Foreign Relations, the Aspen Institute, the Japan Society, the American Council on Germany and the American Assembly.

EXECUTIVE OFFICERS

  Stephen M. Wolf, Chairman and Chief Executive Officer, John C. Pope, President and Chief Operating Officer, and Lawrence M. Nagin, Executive Vice President--Corporate Affairs and General Counsel, have agreed to retire effective immediately before the consummation of the Recapitalization. Mr. Greenwald will become the CEO at that time. The Restated Certificate provides that the holders of the New Shares will have a voice in the selection of the CEO. The Restated Certificate contemplates that the CEO will be a member of the Board. A CEO-designate who is not elected to the Board must resign as CEO.

  It is expected that a Chief Operating Officer of the Company and United will not be identified prior to the Meeting or the Effective Time. If this occurs, the Company would expect that members of existing senior management would perform the functions of the Chief Operating Officer after the Effective Time until such a person is identified in accordance with the procedures specified in the Restated Certificate.

  Following is information concerning the principal occupations for the past five years for the other executive officers of the Company.

  JOSEPH R. O'GORMAN, JR. was elected Executive Vice President of the Company on February 28, 1991. He was elected Executive Vice President--Operations of United on April 30, 1992. He had served as Executive Vice President--Flight Services of United since February 25, 1991. Previously, Mr. O'Gorman served as Executive Vice President--Operations at USAir from August 1990 until February 1991. He served as United's Senior Vice President--Maintenance Operations from March 1988 to August 1990.

  JAMES M. GUYETTE was elected Executive Vice President of the Company effective January 28, 1988. He was elected Executive Vice President--Marketing and Planning of United on April 30, 1992.

  PAUL G. GEORGE was elected Senior Vice President--Human Resources of United on April 11, 1988.

  There are no family relationships among the executive officers of the Company.

                DESCRIPTION OF CERTAIN TERMS OF SECURITIES

  The following is a description of certain general terms and provisions of the Debentures. The particular terms of the Debentures will be described in the Prospectus Supplement. If so indicated in the Prospectus Supplement, the terms of such Debentures may differ from the terms set forth below.

  The Series A Debentures and the Series B Debentures will be issued under an Indenture dated as of July 1, 1991 between United, as issuer, and The Bank of New York, as Trustee (the "Indenture Trustee") and an officers' certificate that sets forth certain terms of the Debentures (collectively, the "Indenture"). Copies of the Indenture and the related documentation have been filed as an exhibit to the Registration Statement of which this Prospectus is a part and are incorporated herein by reference. The summary of terms of the Debentures contained in this Prospectus does not purport to be complete. Where the summaries do not make a distinction between the Series A Debentures and the Series B Debentures, such summaries refer to either series. Whenever particular Sections or defined terms of the Indenture are referred to herein, such sections or defined terms are incorporated herein by reference.

 General

  The Debentures will be issued only in fully registered form without coupons in denominations of $1,000 principal amount and integral multiples thereof. The Debentures will bear interest at the rates shown on the cover of this prospectus. The Debentures have been approved for listing on the New York Stock Exchange subject to official notice of issuance.

  Interest on the Debentures will be paid semi-annually on the dates specified in the accompanying Prospectus Supplement to holders of record on the record dates for such payments specified in the accompanying Prospectus Supplement at the rates shown on the cover of such Prospectus Supplement. The Series A Debentures and the Series B Debentures will mature on the respective dates specified in the accompanying Prospectus Supplement. The Debentures will bear interest from a date specified in the accompanying Prospectus Supplement or the most recent interest payment date from which interest has been paid.

  The Indenture does not contain any covenant or provisions that provide protection to the holder of Debentures in the event of a highly leveraged transaction or a change of control.

  The Debentures will be unsecured and unsubordinated obligations of United and will rank on a parity with all other unsecured and unsubordinated indebtedness of United. As of March 31, 1994 United had outstanding approximately $2.8 billion aggregate principal amount of indebtedness that will rank pari passu with the Debentures offered hereby, of which approximately $1.8 billion was secured and approximately $1.0 billion was unsecured. The Indenture does not limit the right of United to incur additional senior indebtedness, all of which will value pari passu with the Debentures. As of March 31, 1994, United had outstanding approximately $3.6 billion principal amount of indebtedness and capital lease obligations.

 Redemption

  The Debentures will not be subject to any sinking fund or other obligation of United to redeem or retire the Debentures. The Debentures may not be called for redemption prior to their respective final stated maturities. The Plan of Recapitalization provides that if either or both series of Debentures are issued other than pursuant to the United Debt Offerings, such series of Debentures may be made redeemable at the option of United prior to their respective final stated maturities if the Unions so request not less than seven days prior to the Announcement Date.

 Payment, Registration, Transfer and Exchange

  Payments in respect of the Debentures will be made at the office or agency of United maintained for that purpose as United may designate from time to time, except that, at the option of United, interest payments, if any, on the Debentures may be made by checks mailed by the Indenture Trustee to the holders of Debentures entitled thereto at their registered addresses. (Sections 3.7(a) and 9.2 of the Indenture.) Payment of any installment of interest on Debentures will be made to the persons in whose names such Debentures are registered at the close of business on the regular record date for such interest. (Sections 3.7(a) of the Indenture.)

  Debentures will be transferable or exchangeable at the agency of United maintained for such purpose as designated by United from time to time. (Sections 3.5 and 9.2 of the Indenture.) Debentures may be transferred or exchanged without service charge, other than any tax or other governmental charge imposed in connection therewith. (Section 3.5 of the Indenture.)

 Consolidation, Merger or Sale by United

  The Indenture provides that United may merge or consolidate with or into any other corporation or sell, convey, transfer or otherwise dispose of all or substantially all of its assets to any person, firm or corporation, if (i)(a) in the case of a merger or consolidation, United is the surviving corporation or (b) in the case of a merger or consolidation where United is not the surviving corporation and in the case of such a sale, conveyance or other disposition, the successor or acquiring corporation is a corporation organized and existing under the laws of the United States of America or a State thereof and such corporation expressly assumes by supplemental indenture all the obligations of United under the Debentures and the Indenture, (ii) immediately after giving effect to such merger or consolidation, or such sale, conveyance, transfer or other disposition, no Default or Event of Default has occurred and is continuing and (iii) certain other conditions are met. In the event a successor corporation assumes the obligations of United, such successor corporation will succeed to and be substituted for United under the Indenture and under the Debentures and all obligations of United will terminate. (Section 7.1 of the Indenture.)

 Events of Default, Notice and Certain Rights on Default

  The Indenture provides that, if an Event of Default occurs with respect to the Debentures of either series and is continuing, the Indenture Trustee for such series or the holders of at least 25% in aggregate principal amount of all of the outstanding Debentures of that series, by written notice to United (and to the Indenture Trustee for such series, if notice is given by such holders of Debentures), may declare the principal of all the Debentures of that series to be due and payable. (Section 5.2 of the Indenture.)

  Events of Default with respect to Debentures of either series are defined in the Indenture as being: (i) default for 30 days in payment of interest on any Debentures of that series when due, (ii) default for 10 days in payment of principal, premium, if any, at its maturity or on redemption or otherwise, of any Debentures of that series when due, (iii) default for 60 days after notice to United by the Indenture Trustee for such series, or to United and the Indenture Trustee by the holders of at least 25% in aggregate principal amount of the Debentures of such series then outstanding, in the performance of any other agreement in the Debentures of that series, in the Indenture or in any supplemental indenture, (iv) default resulting in acceleration of other indebtedness of United for borrowed money where the aggregate principal amount so accelerated exceeds $100 million and such acceleration is not rescinded or annulled within 10 days after the written notice thereof to United by the Indenture Trustee or to United and the Indenture Trustee by the holders of at least 25% in aggregate principal amount of the Debentures of such series then outstanding, provided that such Event of Default will be cured or waived if the default that resulted in the acceleration of such other indebtedness is cured or waived, and (v) certain events of bankruptcy, insolvency or reorganization of United. (Section 5.1 of the Indenture.) An Event of Default under the Indenture with respect to the Debentures could cause an event of default with respect to certain other existing indebtedness of United. A payment default with respect to the Debentures that continues to exist after the termination of grace periods and waivers would cause an event of default under six financing leases covering six aircraft if the Event of Default under the Indenture would have a material adverse effect on the financial condition of United. An event of default would also occur under these six financing leases and two other financing leases covering four aircraft if the maturity of the Debentures was accelerated as a result of an Event of Default and such acceleration would have a material adverse effect on the financial condition of United. An event of default would occur under a ninth financing lease covering twenty-five aircraft if the maturity of the Debentures was accelerated as a result of a payment default under the Indenture or if the maturity of 80% of all of United's senior funded indebtedness were accelerated as a result of any other default under the Indenture. If an Event of Default occurred under the Indenture and the maturity of more than $100 million principal amount of the Debentures was accelerated and not rescinded within specified grace periods, an event of default would occur under $1.0 billion principal amount of United's indebtedness and, in addition, United would not be able to make new borrowings under a credit agreement that is associated with its commercial paper facility. There can be no assurance that United will not grant a cross-default remedy to one or more of its creditors in the future.

  The Indenture provides that the Indenture Trustee for either series of Debentures will, within 90 days after the occurrence of a Default with respect to Debentures of that series, give to the holder of the Debentures of that series notice of all uncured Defaults known to it; provided that, except in the case of default in payment on the Debentures of that series, the Indenture Trustee may withhold the notice if and so long as a committee of its responsible officers in good faith determines that withholding such notice is in the interest of the holders of the Debentures of that series. (Section 6.6 of the Indenture.) "Default" means any event that is, or, after notice or passage of time or both, would be, an Event of Default. (Section 1.1 of the Indenture.)

  The Indenture provides that the holders of a majority in aggregate principal amount of the Debentures of each series affected (with each such series voting as a class) may direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee for such series or exercising any trust or power conferred on such Indenture Trustee. (Section 5.8 of the Indenture.)

  The Indenture includes a covenant that United will file annually with the Indenture Trustee a certificate as to United's compliance with all conditions and covenants of the Indenture. (Section 9.7 of the Indenture.)

  The holders of a majority in aggregate principal amount of either series of Debentures by notice to the Indenture Trustee for such series may waive, on behalf of the holders of all Debentures of such series, any past Default or Event of Default with respect to that series and its consequences except a Default or Event of Default in the payment of the principal of, premium, if any, or interest on any Debenture and certain other defaults. (Section 5.7 of the Indenture.)

 Modification of the Indenture

  The Indenture contains provisions permitting United and the Indenture Trustee to enter into one or more supplemental indentures without the consent of the holders of any of the Debentures (i) to evidence the succession of another corporation to United and the assumption of the covenants of United by a successor to United, (ii) to add to the covenants of United for the benefit of either series of Debentures or surrender any right or power of United, (iii) to add additional Events of Default with respect to any series, (iv) to secure the Debentures, (v) to evidence and provide for successor Indenture Trustees, (vi) to correct or supplement any inconsistent provisions or to make any other provisions with respect to matters or questions arising under the Indenture, provided that such action does not adversely affect the interests of any holder of Debentures of any series issued under the Indenture, or (vii) to cure any ambiguity or correct any mistake. (Section 8.1 of the Indenture.)

  The Indenture also contains provisions permitting United and the Indenture Trustee, with the consent of the holders of a majority in aggregate principal amount of the outstanding Debentures of each series affected by a supplemental indenture, to execute such supplemental indenture to add any provisions to or to change or to eliminate any of the provisions of the Indenture or any supplemental indenture or to modify the rights of the holders of Debentures of such series, except that no such supplemental indenture may, without the consent of the holder of each Debenture so affected, (i) change the time for payment of principal or interest on any Debenture, (ii) reduce the principal of, or any installment of interest on, any Debenture, (iii) reduce the amount of premium, if any, payable upon the redemption of any Debenture, (iv) change the coin or currency in which any Debenture or any premium or interest thereon is payable, (v) impair the right to institute suit for the enforcement of any payment on or with respect to any Debenture, (vi) reduce the percentage in principal amount of the outstanding Debentures of any series the consent of whose holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, (vii) change the obligation of United to maintain an office or agency in the places and for the purposes specified in the Indenture or
(viii) modify the provisions relating to waiver of certain defaults or any of the foregoing provisions. (Section 8.2 of the Indenture.)

 Defeasance and Covenant Defeasance

  United may elect either (i) to defease and be discharged from any and all obligations with respect to the Debentures of any series (except as described below) ("defeasance") or (ii) to be released from its obligations with respect to certain covenants applicable to the Debentures of any series ("covenant defeasance"), upon the deposit with the Indenture Trustee for such series (or other qualifying trustee), in trust for such purpose, of money and/or Government Obligations that through the payment of principal and interest in accordance with their terms will provide money in the amount sufficient to pay the principal of, premium, if any, and interest on such Debentures to their respective final stated maturity or redemption, as the case may be. Upon the occurrence of a defeasance, United will be deemed to have paid and discharged the entire indebtedness represented by such Debentures and to have satisfied all of its other obligations under such Debentures (except for (i) the rights of holders of such Debentures to receive, solely from the trust funds deposited to defease such Debentures, payments in respect of the principal of, premium, if any, and interest on such Debentures when such payments are due and (ii) certain other obligations as provided in the Indenture). Upon the occurrence of a covenant defeasance, United will be released only from its obligations to comply with certain covenants contained in the Indenture relating to such Debentures, will continue to be obligated in all other respects under such Debentures and will continue to be contingently liable with respect to the payment of principal, premium, if any, and interest with respect to such Debentures.

  The conditions to both defeasance and covenant defeasance are as follows: (i) such defeasance or covenant defeasance must not result in a breach or violation of, or constitute a Default or Event of Default under, the Indenture, or result in a breach or violation of, or constitute a default under, any other material agreement or instrument of United, (ii) certain bankruptcy related Defaults or Events of Default with respect to United must not have occurred and be continuing during the period commencing on the date of the deposit of the trust funds to defease such Debentures and ending on the 91st day after such date,
(iii) United must deliver to the Indenture Trustee an Opinion of Counsel to the effect that the holders of such Debentures will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at all the same times as would have been the case if such defeasance or covenant defeasance had not occurred (such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the IRS or a change in applicable Federal income tax law occurring after the date of the Indenture) and (iv) United must deliver to the Indenture Trustee an Officers' Certificate and an Opinion of Counsel with respect to compliance with the conditions precedent to such defeasance or covenant defeasance and with respect to certain registration requirements under the Investment Company Act of 1940, as amended. (Article 4 of the Indenture.) The Indenture requires that a nationally recognized firm of independent public accountants deliver to the Indenture Trustee a written certification as to the sufficiency of the trust funds deposited for the defeasance or covenant defeasance of such Debentures. The Indenture does not provide the holders of such Debentures with recourse against such firm. In the event that Government Obligations deposited with the Indenture Trustee for the defeasance of such Debentures decrease in value or default subsequent to their being deposited, United will have no further obligation, and the holders of such Debentures will have no additional recourse against United, as a result of such decrease in value or default. As described above, in the event of a covenant defeasance, United remains contingently liable with respect to the payment of principal, premium, if any, and interest with respect to such Debentures.

  United may exercise its defeasance option with respect to such Debentures notwithstanding its prior exercise of its covenant defeasance option. If United exercises its defeasance option, payment of such Debentures may not be accelerated because of a Default or an Event of Default. If United exercises its covenant defeasance option, payment of such Debentures may not be accelerated by reason of a Default or an Event of Default with respect to the covenants to which such covenant defeasance is applicable. However, if such acceleration were to occur, the realizable value at the acceleration date of the money and Government Obligations in the defeasance trust could be less than the principal and interest then due on such Debentures, in that the required deposit in the defeasance trust is based upon scheduled cash flow rather than market value, which will vary depending upon interest rates and other factors.

  "Government Obligations" means securities which are (i) direct obligations of the United States, for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depositary receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Government Obligation evidenced by such depositary receipt.

 The Indenture Trustee

  The Bank of New York is the Indenture Trustee under the Indenture. United and the Company also maintain banking and other commercial relationships with The Bank of New York and its affiliates in the ordinary course of business, and The Bank of New York acts as trustee under several indentures for United and the Company.

                           PLAN OF DISTRIBUTION

  United may sell Debentures in any of three ways: (i) through underwriters;
(ii) through agents; or (iii) directly to a limited number of institutional purchasers or to a single purchaser. The Prospectus Supplement will set forth the terms of the offering of the Debentures, including the name or names of any underwriters, the purchase price and the proceeds to United from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which the Debentures may be listed.

  If underwriters are used in the sale, the Debentures will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Debentures may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase Debentures will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Debentures if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  Debentures may be sold directly by United or through agents designated by United from time to time. Any agent involved in the offer or sale of the Debentures in respect of which this Prospectus is delivered will be named, and any commissions payable by United to such agent will be set forth in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

  If so indicated in the Prospectus Supplement, United will authorize agents or underwriters to solicit offers by certain types of institutions to purchase Debentures from United at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commissions payable for solicitation of such contracts.

  Agents and underwriters may be entitled under agreements entered into with United to indemnification by United against certain civil liabilities under the Securities Act of 1933, as amended, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may engage in transactions with, or perform services for, United in the ordinary course of business.

  Each series of the Debentures will be a new issue of securities with no established trading market. Any underwriters to whom Debentures are sold by United for public offering and sale may make a market in such Debentures, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Debentures.

                                    EXPERTS

  The consolidated financial statements and related schedules of United as of December 31, 1993 and 1992 and for each of the three years in the period ended December 31, 1993, incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said reports which includes an explanatory paragraph with respect to the changes in methods of accounting for income taxes and postretirement benefits other than pensions as discussed in the notes to the consolidated financial statements.

                                 LEGAL OPINIONS

  The validity of the Debentures will be passed upon for United by Skadden, Arps, Slate, Meagher & Flom and for the Underwriters by Shearman & Sterling.

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 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS SUP-PLEMENT OR THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY UNITED OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITA-TION OF AN OFFER TO BUY, THE DEBENTURES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUP-PLEMENT AND THE ACCOMPANYING PROSPECTUS OR IN THE AFFAIRS OF UNITED SINCE THE DATE HEREOF.


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                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                             PROSPECTUS SUPPLEMENT
Summary....................................................................  S-3
Description of Securities..................................................  S-6
Underwriting............................................................... S-11
                                  PROSPECTUS
Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
United And The Company.....................................................    3
The Recapitalization.......................................................    5
Certain Risk Factors.......................................................   12
Use of Proceeds............................................................   18
Capitalization.............................................................   19
Selected Consolidated Financial and Operating Information..................   20
Unaudited Pro Forma Financial Information..................................   22
Management.................................................................   33
Description of Certain Terms of Securities.................................   36
Plan of Distribution.......................................................   40
Experts....................................................................   41
Legal Opinions.............................................................   41

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                                 $765,000,000

                                     LOGO
                               UNITED AIRLINES

                                 $382,500,000
                         % SERIES A DEBENTURES DUE 2004

                                 $382,500,000
                         % SERIES B DEBENTURES DUE 2014

                                ---------------

                          PROSPECTUS SUPPLEMENT

                                ---------------

                           MERRILL LYNCH & CO.

                             CS FIRST BOSTON

                           GOLDMAN, SACHS & CO.

                          SALOMON BROTHERS INC

                                       , 1994

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                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14 OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the General Corporation Law of Delaware empowers the Registrant to indemnify, subject to the standards herein prescribed, any person in connection with any action, suit or proceeding brought or threatened by reason of the fact that such person is or was a director, officer, employee or agent of the Registrant or was serving as such with respect to another corporation or other entity at the request of the Registrant. Article Sixth (b) of the Registrant's Restated Certificate of Incorporation provides that each person who was or is made a party to (or is threatened to be made a party to) or is otherwise involved in any action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Registrant shall be indemnified and held harmless by the Registrant to the fullest extent authorized by the General Corporation Law of Delaware against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred by such person in connection therewith. The rights conferred by Article Sixth (b) are contractual rights and include the right to be paid by the Registrant the expenses incurred in defending such action, suit or proceeding in advance of the final disposition thereof.

  Article SIXTH (a) of the Registrant's Restated Certificate of Incorporation provides that the Registrant's directors will not be personally liable to the Registrant or its stockholders for monetary damages resulting from breaches of their fiduciary duty as directors except for liability (a) for any breach of the duty of loyalty to the Registrant or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the General Corporation Law of Delaware, which makes directors liable for unlawful dividends or unlawful stock repurchases or redemptions or (d) for any transaction from which directors derive improper personal benefit.

  The Registrant maintains directors and officers liability insurance covering all directors and officers of the Registrants against claims arising out of the performance of their duties.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

   EXHIBIT
     NO.                                DESCRIPTION
   -------                              -----------
     1.1   Form of Purchase Agreement
     2.1   Amended and Restated Agreement and Plan of Recapitalization dated as of March 25, 1994, among UAL, Air Line Pilots Association,
            International and the International Association of Machinists and
            Aerospace Workers, including all schedules and exhibits thereto
            (filed as Exhibit A to Exhibit 10.1 to UAL's Form 8-K dated June 2,
            1994 and incorporated herein by reference).
     2.2   Letter agreement dated as of March 25, 1994, among UAL, Air Line
            Pilots Association, International UAL-MEC and the International
            Association of Machinists and Aerospace Workers (filed as Exhibit
            10.2 to UAL's Form 8-K dated March 28, 1994 and incorporated herein by reference.
     2.3   Letter agreement dated as of March 25, 1994, between UAL and State
            Street Bank and Trust Company (filed as Exhibit 10.3 to UAL's Form
            8-K dated March 28, 1994 and incorporated herein by reference).
     4.1   Indenture dated as of July 1, 1991 between United and The Bank of
            New York providing for the Issuance of Senior Debt Securities in
            Series (filed as Exhibit 4(a) to United's Registration Statement on
            Form S-3 (No. 33-57192) and incorporated herein by reference).

   EXHIBIT
     NO.                               DESCRIPTION
   -------                             -----------
     4.2   Form of Officer's Certificate relating to United's Series A
            Debentures due 2004 and Series B Debentures due 2014 (filed as
            Exhibit D to Exhibit 10.1 of UAL's Form 8-K dated June 2, 1994 and incorporated herein by reference).
     5.1   Opinion of Skadden, Arps, Slate, Meagher & Flom as to the legality of the Securities dated as of June 10, 1994.
    12.1   United's Calculation of Pro Forma Ratio of Earnings to Fixed
            Charges.
    23.1   Consent of Arthur Andersen & Co. dated as of June 10, 1994.
   +23.2   Consent of KPMG Peat Marwick dated as of May 26, 1994.
    23.3   Consent of Skadden, Arps, Slate, Meagher & Flom, included as part of Exhibit 5.1.
   +23.4   Consent of John F. McGillicuddy.
   +23.5   Consent of James J. O'Connor.
   +23.6   Consent of Paul E. Tierney.
   +23.7   Consent of Gerald Greenwald.
   +23.8   Consent of Duane D. Fitzgerald.
   +23.9   Consent of Richard D. McCormick.
   +23.10  Consent of John K. Van de Kamp.
   +23.11  Consent of Paul A. Volcker.
   +23.12  Consent of Joseph V. Vittoria.
    23.13  Consent of John Peterpaul.
   +23.14  Consent of Roger D. Hall.
   +23.15  Consent of American Appraisal Associates, Inc.
    25.1   Form of T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York with respect to the Series A
            Debentures (filed as Exhibit 25.1 to Amendment No. 2 to UAL's and
            United's Registration Statement on Form S-4 (No. 33-53107) and
            incorporated herein by reference).
    25.2   Form of T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York with respect to the Series B
            Debentures (filed as Exhibit 25.2 to Amendment No. 2 to UAL's and
            United's Registration Statement on Form S-4 (No. 33-53107) and
            incorporated herein by reference).
    99.1   Opinion of American Appraisal Associates, Inc. dated as of March
            14, 1994 (filed as schedule 5.9 to Exhibit 10.1 to UAL's Form 8-K dated March 28, 1994 and incorporated herein by reference).

+ Previously filed.

ITEM 17. UNDERTAKINGS

  (a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN ELK GROVE TOWNSHIP, ILLINOIS, ON THE 10 DAY OF JUNE, 1994.

                                          United Air Lines, Inc.

                                                     /s/ John C. Pope
                                          By___________________________________
                                             JOHN C. POPE PRESIDENT AND CHIEF
                                                     OPERATING OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES NOTED AND ON THE DATES INDICATED.

              SIGNATURE                         TITLE                DATE

                                        Director, and
               *                         Chairman and Chief      June 10, 1994
- -------------------------------------    Executive Officer
           STEPHEN M. WOLF               (principal
                                         executive officer)

          /s/ John C. Pope              Director, President
- -------------------------------------    and Chief Operating     June 10, 1994
            JOHN C. POPE                 Officer (principal
                                         financial officer)

                                        Director, and
               *                         Executive Vice          June 10, 1994
- -------------------------------------    President--
          LAWRENCE M. NAGIN              Corporate Affairs
                                         and General Counsel

                                        Director, and
               *                         Executive Vice          June 10, 1994
- -------------------------------------    President--
          JAMES M. GUYETTE               Marketing and
                                         Planning

                                        Director, and Senior
               *                         Vice President--        June 10, 1994
- -------------------------------------    Human Resources
           PAUL G. GEORGE

                                        Director, and
               *                         Executive Vice          June 10, 1994
- -------------------------------------    President--
       JOSEPH R. O'GORMAN, JR.           Operations

                                        Vice President--
               *                         Corporate               June 10, 1994
- -------------------------------------    Development and
          FREDERIC F. BRACE              Controller
                                         (principal
                                         accounting officer)

        /s/ John C. Pope

*By_____________________________

JOHN C. POPE (ATTORNEY-IN-FACT)

                            GRAPHICS APPENDIX LIST

PAGE WHERE
GRAPHIC
APPEARS                     DESCRIPTION OF GRAPHIC OR CROSS REFERENCE
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STX]2                        Picture of United Airlines Airplane.
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GATE]1-2                     United Airlines International route map.
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                                 EXHIBIT INDEX

 EXHIBIT
   NO.                             DESCRIPTION                             PAGE
 -------                           -----------                             ----
    1.1  Purchase Agreement
    2.1  Amended and Restated Agreement and Plan of Recapitalization
          dated as of March 25, 1994, among UAL, Air Line Pilots
          Association, International and the International Association
          of Machinists and Aerospace Workers, including all schedules and exhibits thereto (filed as Exhibit A to Exhibit 10.1 to
          UAL's Form 8-K dated June 2, 1994 and incorporated herein by reference).
    2.2  Letter agreement dated as of March 25, 1994, among UAL, Air
          Line Pilots Association, International UAL-MEC and the
          International Association of Machinists and Aerospace Workers
          (filed as Exhibit 10.2 to UAL's Form 8-K dated March 28, 1994 and incorporated herein by reference).
    2.3  Letter agreement dated as of March 25, 1994, between UAL and
          State Street Bank and Trust Company (filed as Exhibit 10.3 to
          UAL's Form 8-K dated March 28, 1994 and incorporated herein by reference).
    4.1  Indenture dated as of July 1, 1991 between United and The Bank of New York providing for the Issuance of Senior Debt
          Securities in Series (filed as Exhibit 4(a) to United's
          Registration Statement on Form S-3 (No. 33-57192) and
          incorporated herein by reference).
    4.2  Form of Officers' Certificate relating to United's Series A
          Debentures due 2004 and Series B Debentures due 2014 (filed as
          Exhibit D to Exhibit 10.1 of UAL's Form 8-K dated June 2, 1994 and incorporated herein by reference).
    5.1  Opinion of Skadden, Arps, Slate, Meagher & Flom as to the
          legality of the Securities dated as of June 10, 1994.
   12.1  United's Calculation of Pro Forma Ratio of Earnings to Fixed
          Charges.
   23.1  Consent of Arthur Andersen & Co. dated as of June 10, 1994.
  +23.2  Consent of KPMG Peat Marwick dated as of May 26, 1994.
   23.3  Consent of Skadden, Arps, Slate, Meagher & Flom, included as part of Exhibit 5.1.
  +23.4  Consent of John F. McGillicuddy.
  +23.5  Consent of James T. O'Connor.
  +23.6  Consent of Paul E. Tierney.
  +23.7  Consent of Gerald Greenwald.
  +23.8  Consent of Duane D. Fitzgerald.
  +23.9  Consent of Richard D. McCormick.

 EXHIBIT
   NO.                             DESCRIPTION                             PAGE
 -------                           -----------                             ----
 +23.10  Consent of John K. Van de Kamp.
 +23.11  Consent of Paul A. Volcker.
 +23.12  Consent of Joseph V. Vittoria.
  23.13  Consent of John Peterpaul.
 +23.14  Consent of Roger D. Hall
 +23.15  Consent of American Appraisal Associates, Inc.
  25.1   Form of T-1 Statement of Eligibility under the Trust Indenture
          Act of 1939 of The Bank of New York with respect to the Series
          A Debentures (filed as Exhibit 25.1 to Amendment No. 2 to
          UAL's and United's Registration Statement on Form S-4 (No. 33-
          53107) and incorporated herein by reference).
  25.2   Form of T-1 Statement of Eligibility under the Trust Indenture
          Act of 1939 of The Bank of New York with respect to the Series
          B Debentures (filed as Exhibit 25.2 to Amendment No. 2 to
          UAL's and United's Registration Statement on Form S-4 (No. 33-
          53107) and incorporated herein by reference).
  99.1   Opinion of American Appraisal Associates, Inc. dated as of
          March 14, 1994 (filed as Schedule 5.9 to Exhibit 10.1 to UAL's
          Form 8-K dated March 28, 1994 and incorporated herein by
          reference).

- --------

+ Previously filed.